SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDEX

Company data

Capital Composition

Individual Financial Statements

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 06/30/2011

01/01/2010 to 06/30/2010

Statement of value added

Consolidated Financial Statement

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 06/30/2011

01/01/2010 to 06/30/2010

Statement of value added

Management Report

Notes to quarterly information

Outlook

Other relevant information

Reports and Statements

Management Statement of Quarterly Information

Management Statement on the Review Report

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 6/30/2011
Paid-in Capital
1 – Common	432,137
2 – Preferred	0
3 - Total	432,137
Treasury share
4 - Common	600
5 - Preferred	0
6 - Total	600

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 6/30/2011	PREVIOUS YEAR 12/31/2010
1	Total Assets	7,501,671	7,005,270
1.01	Current Assets	2,963,148	2,839,648
1.01.01	Cash and cash equivalents	31,882	66,092
1.01.01.01	Cash and banks	29,322	30,524
1.01.01.02	Financial Investments	2,560	35,568
1.01.02	Fair value of marketable securities	418,888	491,295
1.01.02.01	Fair value of marketable securities	418,888	491,295
1.01.02.01.02	Marketable securities – held for sale	418,888	491,295
1.01.03	Trade accounts receivable	1,073,125	1,039,549
1.01.03.01	Trade accounts receivable	1,073,125	1,039,549
1.01.03.01.01	Receivables from clients of developments	1,005,307	974,890
1.01.03.01.02	Receivables from clients of construction and services rendered	51,256	57,826
1.01.03.01.03	Other Receivables	16,562	6,833
1.01.04	Inventory	817,130	653,996
1.01.04.01	Properties for sale	817,130	653,996
1.01.07	Prepaid expenses expenses	10,426	12,480
1.01.07.01	Prepaid expenses and others	10,426	12,480
1.01.08	Other current assets	611,697	576,236
1.01.08.03	Others	611,697	576,236
1.01.08.03.01	Others trade accounts receivable and others	611,697	576,236
1.02	Non Current Assets	4,538,523	4,165,622
1.02.01	Long Term Receivables	1,197,581	1,198,548
1.02.01.03	Trade accounts receivable	819,501	699,551
1.02.01.03.01	Receivables from clients of developments	819,501	699,551
1.02.01.04	Properties for sale	85,627	227,894
1.02.01.06	Deferred taxes	154,477	141,037
1.02.01.06.01	Deferred income tax and social contribution	154,477	141,037
1.02.01.09	Others non current assets	137,976	130,006
1.02.01.09.03	Others trade accounts receivable and others	137,976	130,006
1.02.02	Investments	3,289,004	2,918,659
1.02.02.01	Interest in associated and similar companies	3,095,461	2,725,116
1.02.02.01.02	Interest in Subsidiaries	2,784,451	2,397,319
1.02.02.01.04	Other Investments	311,010	327,797
1.02.02.02.	Interest in Subsidiaries	193,543	193,543
1.02.02.02.01	Interest in Subsidiaries - goodwill	193,543	193,543
1.02.03	Property and equipment	36,306	38,474
1.02.03.01	Operation property and equipment	36,306	38,474
1.02.04	Intangible assets	15,632	9,941
1.02.04.01	Intangible assets	15,632	9,941

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 6/30/2011	PREVIOUS YEAR 12/31/2010
2	Total Liabilities and Shareholders’ Equity	7,501,671	7,005,270
2.01	Current Liabilities	1,140,440	1,014,252
2.01.01	Salaries and social charges	31,601	38,416
2.01.01.02	Salaries and social charges	31,601	38,416
2.01.01.02.01	Salaries and social charges	31,601	38,416
2.01.02	Suppliers	66,849	59,335
2.01.02.01	Suppliers	66,849	59,335
2.01.03	Tax obligations	88,632	85,894
2.01.03.01	Federal tax obligations	83,449	81,652
2.01.03.03	Municipal tax obligations	5,183	4,242
2.01.04	Loans and Financing	514,890	486,006
2.01.04.01	Loans and Financing	373,984	471,909
2.01.04.01.01	Loans and Financing	373,984	471,909
2.01.04.02	Debentures	140,906	14,097
2.01.05	Others obligations	416,870	330,446
2.01.05.02	Others	416,870	330,446
2.01.05.02.02	Minimum mandatory dividends	98,812	98,812
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	148,103	126,294
2.01.05.02.05	Other liabilities	169,955	105,340
2.01.06	Provisions	21,598	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	21,598	14,155
2.01.06.01.01	Tax lawsuits	1,128	640
2.01.06.01.02	Labor lawsuits	9,220	5,168
2.01.06.01.04	Civel lawsuits	11,250	8,347
2.02	Non Current Liabilities	2,589,173	2,268,783
2.02.01	Loans and Financing	1,866,228	1,678,493
2.02.01.01	Loans and Financing	730,201	425,094
2.02.01.01.01	Loans and Financing	730,201	425,094
2.02.01.02	Debentures	1,136,027	1,253,399
2.02.02	Others obligations	475,133	351,472
2.02.02.02	Others	475,133	351,472
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	72,465	42,998
2.02.02.02.04	Other liabilities	402,668	308,474
2.02.03	Deferred taxes	174,031	166,012
2.02.03.01	Deferred income tax and social contribution	174,031	166,012
2.02.04	Provisions	73,781	72,806
2.02.04.01	Tax, Labor and Civel lawsuits	73,781	72,806
2.03	Shareholders' equity	3,772,058	3,722,235
2.03.01	Capital Stock	2,730,789	2,729,198
2.03.02	Capital Reserves	305,293	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	38,818	-

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
3.01	Gross Sales and/or Services	324,954	576,102	325,706	739,397
3.01.01	Real estate development and sales	336,616	601,953	338,033	714,928
3.01.02	Construction services rendered revenue	18,429	21,857	11,457	18,665
3.01.03	Barter transactions revenue	7,930	20,395	8,476	51,142
3.01.04	Taxes on sales and services	(30,977)	(56,117)	(29,689)	(39,971)
3.01.05	Brokerage fee on sales	(7,044)	(11,986)	(2,571)	(5,367)
3.02	Cost of Sales and/or Services	(291,617)	(503,744)	(238,045)	(560,767)
3.02.01	Cost of Real estate development	(283,687)	(483,349)	(229,569)	(509,625)
3.02.02	Barter transactions cost	(7,930)	(20,395)	(8,476)	(51,142)
3.03	Gross Profit	33,337	72,358	87,661	178,630
3.04	Operating Expenses/Income	7,147	2,543	23,821	31,396
3.04.01	Selling Expenses	(25,175)	(41,581)	(15,978)	(31,822)
3.04.02	General and Administrative	(23,933)	(45,231)	(22,059)	(45,968)
3.04.02.01	Profit sharing	-	-	(6,790)	(6,800)
3.04.02.02	Stock option plan expenses	(3,774)	(6,310)	(1,491)	(3,719)
3.04.02.03	Other Administrative Expenses	(20,159)	(38,921)	(13,778)	(35,449)
3.04.04	Other operating income	-	-	-	-
3.04.05	Other operating expenses	(29,140)	(53,732)	(11,191)	(5,964)
3.04.05.01	Depreciation	(14,835)	(22,385)	(1,929)	(5,705)
3.04.05.02	Other operating expenses	(14,305)	(31,347)	(9,262)	(259)
3.04.06	Equity in results of investees	85,395	143,087	73,049	115,150
3.05	Net income before financial results and taxes	40,484	74,901	111,482	210,026
3.06	Financial	(23,719)	(41,504)	(2,995)	(27,473)
3.06.01	Financial income	9,688	20,829	30,778	45,419
3.06.02	Financial expenses	(33,407)	(62,333)	(33,773)	(72,892)
3.07	Net income before taxes	16,765	33,397	108,487	182,553
3.08	Provision for income tax and social contribution	8,347	5,421	(11,219)	(20,466)
3.08.02	Deferred Income Tax	8,347	5,421	(11,219)	(20,466)
3.09	Net income from continuing operation	25,112	38,818	97,268	162,087

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
3.11	Net income for the Period	25,112	38,818	97,268	162,087
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0.05820	0.09000	0.24670	0.41110
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0.05800	0.08960	0.24510	0.40850

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
4.01	Net income for the period	25,112	38,818	97,268	162,087
4.03	Comprehensive net income for the period	25,112	38,818	97,268	162,087

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 6/30/2011	Year to date from previous period 6/30/2010
6.01	Net cash from operating activities	(249,740)	(480,624)
6.01.01	Cash generated in the operations	(11,228)	164,220
6.01.01.01	Net Income before taxes	33,396	182,553
6.01.01.02	Stock options expenses	6,310	3,718
6.01.01.03	Unrealized interest and finance charges, net	53,989	71,110
6.01.01.04	Depreciation and amortization	22,385	5,705
6.01.01.05	Fixed assets disposal	-	(331)
6.01.01.06	Provision for contingencies	14,578	5,896
6.01.01.07	Warranty provision	986	3,919
6.01.01.08	Profit sharing	-	6,800
6.01.01.09	Equity in the results of investees	(143,087)	(115,150)
6.01.01.10	Loss on financial instrument	215	-
6.01.02	Variation in Assets and Liabilities	(238,512)	(644,844)
6.01.02.01	Trade accounts receivable	(153,526)	(190,868)
6.01.02.02	Properties for sale	46,086	(27,257)
6.01.02.03	Other Receivables	(253,675)	(407,210)
6.01.02.04	Prepaid expenses and others	2,054	1,177
6.01.02.05	Suppliers	7,514	17,239
6.01.02.06	Obligations for purchase of real estate and adv. from customers	51,277	(36,186)
6.01.02.07	Taxes, charges and contributions	2,739	14,145
6.01.02.08	Obligation to venture partners and others	65,835	(8,215)
6.01.02.09	Payroll, profit sharing and related charges	(6,816)	(7,669)
6.02	Net cash from investments activities	29,545	(310,476)
6.02.01	Purchase of property and equipment and deferred charges	(25,909)	(10,978)
6.02.02	Restricted cash in guarantee to loans	72,408	(242,614)
6.02.05	Capital contribution in subsidiary companies	(16,954)	(56,884)
6.03	Net cash from financing activities	185,985	922,366
6.03.01	Capital increase	1,591	1,085,624
6.03.02	Loans and financing obtained	427,659	169,317
6.03.03	Repayment of loans and financing	(332,196)	(300,924)
6.03.04	Assignment of credits receivable, net	-	18,759
6.03.06	Public offering expenses	-	(50,410)
6.03.07	Obligation to investors	45,000	-
6.03.08	Assignment of Real Estate Receivables Agreement - CCI	43,931	-
6.05	Net increase (decrease) of Cash and Cash Equivalents	(34,210)	131,266
6.05.01	Cash at the beginning of the period	66,092	44,445
6.05.02	Cash at the end of the period	31,882	175,711

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 06/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity
5.01	Opening balance	2,729,198	294,148	698,889	-	-	3,722,235
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	-	-	3,722,235
5.04	Increase/decrease in capital stock	1,591	19,115	(9,701)	-	-	11,005
5.04.03	Stock options program	1,591	9,414	-	-	-	11,005
5.04.08	Realization of stock options program	-	9,701	(9,701)	-	-	-
5.05	Comprehensive Income	-	-	-	38,818	-	38,818
5.05.01	Net Income/Loss for the period	-	-	-	38,818	-	38,818
5.13	Closing balance	2,730,789	313,263	689,188	38,818	-	3,772,058

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634
5.04	Increase/decrease in capital stock	1,085,624	(27,932)	0	0	0	1,057,692
5.04.01	Capital increase	1,084,033	1,620	0	0	0	1,085,653
5.04.02	Public offering expenses	0	(33,271)	0	0	0	(33,271)
5.04.03	Stock options program	1,591	3,719	0	0	0	5,310
5.05	Comprehensive Income	0	0	0	162,087	0	162,087
5.05.01	Net Income/Loss for the period	0	0	0	162,087	0	162,087
5.13	Closing balance	2,712,899	288,776	381,651	162,087	0	3,545,413

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 6/30/2011	Year to date from previous period 6/30/2010
7.01	Revenues	644,204	784,735
7.01.01	Real estate development, sale and services	644,204	784,735
7.02	Inputs acquired from third parties	(478,080)	(489,361)
7.02.01	Cost of Sales and/or Services	(436,674)	(528,719)
7.02.02	Materials, energy, outsourced labor and other	(41,406)	39,358
7.03	Gross added value	166,124	295,374
7.04	Retentions	(22,385)	(5,705)
7.04.01	Depreciation, amortization and depletion	(22,385)	(5,705)
7.05	Net added value produced by the Company	143,739	289,669
7.06	Added value received on transfer	163,916	160,569
7.06.01	Equity accounts	143,087	115,150
7.06.02	Financial income	20,829	45,419
7.07	Total added value to be distributed	307,655	450,238
7.08	Added value distribution	307,655	450,238
7.08.01	Personnel and payroll charges	80,868	103,386
7.08.02	Taxes and contributions	58,566	79,824
7.08.02.01	Federal	58,566	79,824
7.08.03	Compensation – Interest	129,403	104,941
7.08.03.01	Interest	129,403	104,941
7.08.04	Compensation – Company capital	38,818	162,087
7.08.04.03	Retained earnings	38,818	162,087

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 6/30/2011	PREVIOUS YEAR 12/31/2010
1	Total Assets	10,392,194	9,549,554
1.01	Current Assets	7,036,494	6,127,729
1.01.01	Cash and cash equivalents	330,183	256,382
1.01.01.01	Cash and banks	223,472	172,336
1.01.01.02	Financial Investments	106,711	84,046
1.01.02	Fair value of marketable securities	832,897	944,766
1.01.02.01	Fair value of marketable securities	832,897	944,766
1.01.02.01.02	Marketable securities – held for sale	832,897	944,766
1.01.03	Trade accounts receivable	3,653,708	3,158,074
1.01.03.01	Trade accounts receivable	3,653,708	3,158,074
1.01.03.01.01	Receivables from clients of developments	3,584,155	3,091,684
1.01.03.01.02	Receivables from clients of construction and services rendered	52,991	59,737
1.01.03.01.03	Other Receivables	16,562	6,653
1.01.04	Inventory	1,988,093	1,568,986
1.01.07	Prepaid expenses expenses	30,121	21,216
1.01.07.01	Prepaid expenses and others	30,121	21,216
1.01.08	Other current assets	201,492	178,305
1.01.08.03	Others	201,492	178,305
1.02	Non Current Assets	3,355,700	3,421,825
1.02.01	Long Term Receivables	3,058,941	3,131,019
1.02.01.03	Trade accounts receivable	2,171,302	2,113,314
1.02.01.03.01	Receivables from clients of developments	2,171,302	2,113,314
1.02.01.04	Properties for sale	346,658	498,180
1.02.01.06	Deferred taxes	353,445	337,804
1.02.01.06.01	Deferred income tax and social contribution	353,445	337,804
1.02.01.09	Others non current assets	187,536	181,721
1.02.01.09.03	Others trade accounts receivable and others	187,536	181,721
1.02.03	Property and equipment	81,135	80,852
1.02.03.01	Operation property and equipment	81,135	80,852
1.02.04	Intangible assets	215,624	209,954
1.02.04.01	Intangible assets	22,081	16,411
1.02.04.02	Goodwill	193,543	193,543

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 6/30/2011	PREVIOUS YEAR 12/31/2010
2	Total Liabilities and Shareholders’ Equity	10,392,194	9,549,554
2.01	Current Liabilities	2,314,644	2,017,172
2.01.01	Salaries and social charges	66,772	72,153
2.01.01.02	Salaries and social charges	66,772	72,153
2.01.01.02.01	Salaries and social charges	66,772	72,153
2.01.02	Suppliers	225,692	190,461
2.01.02.01	Suppliers	225,692	190,461
2.01.03	Tax obligations	294,716	243,050
2.01.03.01	Federal tax obligations	294,716	243,050
2.01.04	Loans and Financing	843,200	824,435
2.01.04.01	Loans and Financing	689,412	797,903
2.01.04.01.01	Loans and Financing	689,412	797,903
2.01.04.02	Debentures	153,788	26,532
2.01.05	Others obligations	862,666	672,918
2.01.05.02	Others	862,666	672,918
2.01.05.02.02	Minimum mandatory dividends	102,767	102,767
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	526,560	420,199
2.01.05.02.05	Obligation to venture partners and others	233,339	149,952
2.01.06	Provisions	21,598	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	21,598	14,155
2.01.06.01.01	Tax lawsuits	1,128	640
2.01.06.01.02	Labor lawsuits	9,220	5,168
2.01.06.01.04	Civel lawsuits	11,250	8,347
2.02	Non Current Liabilities	4,227,207	3,748,713
2.02.01	Loans and Financing	2,749,988	2,465,674
2.02.01.01	Loans and Financing	1,013,961	612,275
2.02.01.01.01	Loans and Financing	1,013,961	612,275
2.02.01.02	Debentures	1,736,027	1,853,399
2.02.02	Others obligations	954,968	734,093
2.02.02.02	Others	954,968	734,093
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	183,619	177,860
2.02.02.02.04	Other liabilities	771,349	556,233
2.02.03	Deferred taxes	395,440	424,409
2.02.03.01	Deferred income tax and social contribution	395,440	424,409
2.02.04	Provisions	126,811	124,537
2.02.04.01	Tax, Labor and Civel lawsuits	126,811	124,537
2.02.04.01.01	Tax lawsuits	12,134	11,468
2.02.04.01.02	Labor lawsuits	21,633	18,588
2.02.04.01.04	Civel lawsuits	93,044	94,481
2.03	Shareholders' equity	3,850,343	3,783,669
2.03.01	Capital Stock	2,730,789	2,729,198
2.03.02	Capital Reserves	305,293	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	38,818	-
2.03.09	Non-controlling interest	78,285	61,434

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
3.01	Gross Sales and/or Services	1,041,344	1,841,700	927,442	1,835,027
3.01.01	Real estate development and sales	1,099,495	1,940,465	972,776	1,857,442
3.01.02	Construction services rendered revenue	19,196	27,403	13,592	21,469
3.01.03	Barter transactions revenue	13,384	32,303	17,493	63,826
3.01.04	Taxes on sales and services	(75,449)	(134,236)	(71,035)	(96,547)
3.01.05	Brokerage fee on sales	(15,282)	(24,235)	(5,384)	(11,163)
3.02	Cost of Sales and/or Services	(822,424)	(1,438,012)	(647,950)	(1,302,879)
3.02.01	Cost of Real estate development	(809,040)	(1,405,709)	(630,457)	(1,239,053)
3.02.02	Barter transactions cost	(13,384)	(32,303)	(17,493)	(63,826)
3.03	Gross Profit	218,920	403,688	279,492	532,148
3.04	Operating Expenses/Income	(153,762)	(284,920)	(132,253)	(253,183)
3.04.01	Selling Expenses	(61,970)	(113,475)	(61,140)	(112,434)
3.04.02	General and Administrative	(60,389)	(116,696)	(55,125)	(112,543)
3.04.02.01	Profit sharing	(2,350)	(4,483)	(10,886)	(12,579)
3.04.02.02	Stock option plan expenses	(4,781)	(8,144)	(2,584)	(5,767)
3.04.02.03	Other Administrative Expenses	(53,258)	(104,069)	(41,655)	(94,197)
3.04.05	Other operating expenses	(31,403)	(54,749)	(15,988)	(28,206)
3.04.05.01	Depreciation	(22,754)	(35,119)	(8,781)	(19,019)
3.04.05.02	Other operating expenses	(8,649)	(19,630)	(7,207)	(9,187)
3.05	Net income before financial results and taxes	65,158	118,768	147,239	278,965
3.06	Financial	(28,866)	(59,864)	(20,853)	(60,527)
3.06.01	Financial income	21,697	46,361	40,929	64,858
3.06.02	Financial expenses	(50,563)	(106,225)	(61,782)	(125,385)
3.07	Net income before taxes	36,292	58,904	126,386	218,438
3.08	Provision for income tax and social contribution	(1,443)	(3,290)	(22,060)	(44,549)
3.08.01	Current Income Tax	(11,590)	(19,740)	(9,977)	(17,723)
3.08.02	Deferred Income Tax	10,147	16,450	(12,083)	(26,826)
3.09	Net income from continuing operation	34,849	55,614	104,326	173,889

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
3.11	Net income for the period	34,849	55,614	104,326	173,889
3.11.01	Net income (loss) attributable to Gafisa	25,112	38,818	97,268	162,087
3.11.02	Net income (loss) attributable to the noncontrolling interests	9,737	16,796	7,058	11,802
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0.05820	0.09000	0.24670	0.41110
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0.05800	0.08960	0.24510	0.40850

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED  COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 4/1/2011 to 6/30/2011	Year to date 1/1/2011 to 6/30/2011	Same Quarter from previous year 4/1/2010 to 6/30/2010	Year to date from previous year 1/1/2010 to 6/30/2010
4.01	Net income for the period	34,849	55,614	104,326	173,889
4.03	Consolidated comprehensive income for the period	34,849	55,614	104,326	173,889
4.03.01	Net income (loss) attributable to Gafisa	25,112	38,818	97,268	162,087
4.03.02	Net income (loss) attributable to the noncontrolling interests	9,737	16,796	7,058	11,802

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 6/30/2011	Year to date from previous period 6/30/2010
6.01	Net cash from operating activities	(400,264)	(471,171)
6.01.01	Cash generated in the operations	202,760	359,911
6.01.01.01	Net Income	58.904	218,438
6.01.01.02	Stock options expenses	8,144	5,767
6.01.01.03	Unrealized interest and finance charges, net	64,474	92,030
6.01.01.04	Depreciation and amortization	35,119	19,019
6.01.01.05	Fixed assets disposal	0	(331)
6.01.01.06	Provision for contingencies	20,036	5,977
6.01.01.07	Warranty provision	4,744	6,318
6.01.01.08	Profit sharing provision	4,483	12,579
6.01.01.09	Allowance for doubtful accounts	6,385	114
6.01.01.10	Loss on financial instruments	471	0
6.01.02	Variation in Assets and Liabilities	(603,024)	(831,082)
6.01.02.01	Trade accounts receivable	(560,006)	(769,573)
6.01.02.02	Properties for sale	(163,867)	(106,095)
6.01.02.03	Other Receivables	(29,001)	(97,975)
6.01.02.04	Prepaid expenses and others	(8,905)	(13,959)
6.01.02.05	Suppliers	35,231	50,214
6.01.02.06	Obligations for purchase of real estate and adv. from customers	114,996	20,352
6.01.02.07	Taxes, charges and contributions	51,666	12,284
6.01.02.08	Payroll, profit sharing and related charges	(9,868)	(840)
6.01.02.09	Obligation to venture partners and others	(33,270)	74,510
6.02	Net cash from investments activities	70,797	(350,598)
6.02.01	Restricted cash in guarantee to loans	111,869	(322,263)
6.02.03	Purchase of property and equipment and deferred charges	(41,072)	(28,335)
6.03	Net cash from financing activities	403,268	881,837
6.03.01	Capital increase	1,591	1,085,624
6.03.02	Loans and financing obtained	601,455	240,391
6.03.03	Repayment of loans and financing	(467,040)	(405,383)
6.03.04	Assignment of credits receivable, net	9,703	19,985
6.03.05	Capital reserve	0	18,759
6.03.06	Public offering expenses	0	(50,410)
6.03.07	Assignment of Real Estate Receivables Agreement – CCI	203,915	0
6.03.09	Proceeds from subscription of redeemable equity interest in securitization fund	(6,616)	(13,982)
6.03.10	Dividends paid	0	(13,147)
6.03.11	Taxes paid	(19,740)	0
6.03.12	Obligation to investors	80,000	0
6.05	Net increase (decrease) of Cash and Cash Equivalents	73,801	60,068
6.05.01	Cash at the beginning of the period	256,382	292,940
6.05.02	Cash at the end of the period	330,183	353,008

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 06/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total shareholders’ equity consolidated
5.01	Opening balance	2,729,198	294,148	698,889	-	-	3,722,235	61,434	3,783,669
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	-	-	3,722,235	61,434	3,783,669
5.04	Increase/decrease in capital stock	1,591	19,115	(9,701)	-	-	11,005	55	11,060
5.04.03	Stock options program	1,591	9,414	-	-	-	11,005	55	11,060
5.04.08	Realization of stock options program	-	9,701	(9,701)	-	-	-
5.05	Comprehensive Income	-	-	-	38,818	-	38,818	16,796	55,614
5.05.01	Net Income/Loss for the period	-	-	-	38,818	-	38,818	16,796	55,614
5.13	Closing balance	2,730,789	313,263	689,188	38,818	-	3,772,058	78,285	3,850,343

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total shareholders’ equity consolidated
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.04	Increase/decrease in capital stock	1,085,624	(27,932)	0	0	0	1,057,692	(24,033)	1,033,659
5.04.01	Capital increase	1,063,750	0	0	0	0	1,063,750	0	1,063,750
5.04.02	Public offering expenses	0	(33,271)	0	0	0	(33,271)	0	(33,271)
5.04.03	Stock options program	1,591	3,719	0	0	0	5,310	47	5,357
5.4.08	Incorporation of Shertis shares	20,283	1,620				21,903	(24,080)	(2,117)
5.05	Comprehensive Income	0	0	0	162,087	0	162,087	11,802	173,889
5.05.01	Net Income/Loss for the period	0	0	0	162,087	0	162,087	11,802	173,889
5.13	Closing balance	2,712,899	288,776	381,651	162,087	0	3,545,413	46,316	3,591,729

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 6/30/2011	Year to date from previous period 6/30/2010
7.01	Revenues	1,993,786	1,941,988
7.01.01	Real estate development, sale and services	2,000,171	1,941,988
7.01.04	Allowance for doubtful accounts	(6,385)	0
7.02	Inputs acquired from third parties	(1,462,773)	(1,360,658)
7.02.01	Cost of Sales and/or Services	(1,342,714)	(1,254, 931)
7.02.02	Materials, energy, outsourced labor and other	(120,059)	(105,727)
7.03	Gross added value	531,013	581,330
7.04	Retentions	(35,119)	(19,019)
7.04.01	Depreciation, amortization and depletion	(35,119)	(19,019)
7.05	Net added value produced by the Company	495,894	562,311
7.06	Added value received on transfer	46,361	64,858
7.06.02	Financial income	46,361	64,858
7.07	Total added value to be distributed	542,255	627,169
7.08	Added value distribution	542,255	627,169
7.08.01	Personnel and payroll charges	148,042	138,038
7.08.02	Taxes and contributions	153,872	167,061
7.08.03	Compensation - Interest	201,523	159,983
7.08.03.01	Interest	201,523	159,983
7.08.04	Compensation – Company capital	38,818	162,087
7.08.04.03	Retained earnings	38,818	162,087

IR Contact

Luiz Mauricio Garcia
Rodrigo Pereira
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ir

2Q11 Earnings Results Conference Call

Friday, August 12th, 2011

> In English (simultaneous translation from Portuguese)
01:00 PM US EST
02:00 PM Brasilia Time
Phones:
+1 (888) 700-0802 (US only)
+1 (786) 924-6977 (Others)
+55 (11) 4688-6361 (Brazil)
Code: Gafisa
> In Portuguese
01:00 PM US EST
02:00 PM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa

Shares

GFSA3– Bovespa
GFA – NYSE
Total Outstanding Shares:
432,137,3741

Average daily trading volume (90 days2): R$ 127.2 million

1)    Including 599,486 treasury shares

2)    Up to August 11th, 2011

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Gafisa Reports Results for Second Quarter 2011

--- Pre-sales reached R$ 1.1 billion on strong sales velocity of 42% over the R$ 1.4 billion launched in the quarter ---

--- Revised full year 2011 EBITDA margin guidance of 16%-20% incorporates more conservative approach on costs of projects being completed ---

--- Cash position of R$ 1.2 billion, comfortably within debt covenants ---

FOR IMMEDIATE RELEASE - São Paulo, August 11th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2011.

Commenting on the results, Duilio Calciolari, Chief Executive Officer said, “Our second quarter performance demonstrates the strength of our well-diversified portfolio of products, the persistent demand in the market and the success of our sales force. Pre-sales of R$1.14 billion was supported by favorable sales velocity over launches of R$1.38 billion.”

“While we are pleased with the quarterly improvement in reported EBITDA margin based on AlphaVille, our residential community developer with strong margins, we continue to be affected by some set-backs related to Tenda legacy units and also discounts over unsold finished units. As a result we are lowering our full year EBITDA margin guidance range by 200 bps, to 16-20%, to more accurately reflect our current and expected momentum of improvement through 2011. Our cash position of R$ 1.2 billion was reinforced by securitized receivables and higher cash inflow, benefiting from a deceleration of cash burn. Cash inflows for 2Q11 totaled R$ 847 million, a 36% sequential increase, and 53% higher than the second quarter of 2010”.

Calciolari continued, “In the short to medium term, I will prioritize execution in markets where we have strong track records and see the highest profitability potential. I am currently focusing on execution, margins improvement, generating cash flow and reducing leverage. We will be guided by a strict adherence to optimizing capital allocation and human resources when evaluating new launches.”

2Q11 - Operating & Financial Highlights

▲   Consolidated launches totaled R$ 1.38 billion in the quarter and R$ 1.89 billion in 1H11, a 37% and 11% increase when compared to 2Q10 and 1H10, respectively, representing 36% of the mid-range launch guidance.

▲   Pre-sales reached R$ 1.14 billion in the quarter, a 29% increase as compared to 2Q10 mainly due to better sales of launches in the 2Q11, which reached 42%. Consolidated VSO was 25.2%.

▲   Net revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$ 1.04 billion, a 12% increase from 2Q10, mainly due to higher recognition coming from recent launches.

▲   Adjusted Gross Profit (w/o capitalized interest) was R$ 227 million, 9% lower than the same period of 2010, with a 26.6% Adjusted Gross Margin.

▲   Adjusted EBITDA reached R$ 150.8 million with a 14.5% margin, an 18% decrease when compared to R$ 184 million in the 2Q10, which can be attributed to the delivery of lower margin products by Tenda and Gafisa.

▲   Net Income was R$ 25.1 million for 2Q11 (3.8% Adj.Net Margin), a decrease of 74% from 2Q10.

▲   Net Debt/Equity reached 75.1% at the end of the quarter, 300 bps higher than 1Q11, also supported by a securitization of part of Gafisa’s receivables, totaling R$ 170 million.

▲  The Backlog of Revenues to be recognized reached R$ 4.28 billion, a 5% increase over last quarter. The Margin to be recognized reduced to 36.5%, mainly due to the two-month gap taken to reflect the INCC over receivables, compared to the one-month gap taken over costs. Without this effect, backlog margin would almost be stable, since we have a high INCC of 2.94% in May to be reflected in July.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Index

CEO Comments and Corporate Highlights for 2Q11	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	11

SG&A	12

EBITDA	12

Net Income	13

Backlog of Revenues and Results	13

Liquidity	15

Outlook	16

Detailed Information to Support Gafisa Expected Improvement	17

Covenant Ratios	18

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

CEO Comments and Corporate Highlights for 2Q11

I am very pleased to have been named CEO of Gafisa earlier last month and along with Rodrigo Osmo as CFO, who has done a very good job at expanding AlphaVille, we are fully committed to improving the profitability of our business and achieving an optimal capital structure that ensures the long-term growth and sustainability of all of our business segments. My number one priority as CEO is to right Gafisa, particularly when it comes to improving margins, delivering cash flow and lowering leverage. Over the last months my executive team and I have traveled the country to better understand the underlying opportunities we have as a company in all of our regional offices and amongst all of our segments. The Gafisa brand has been synonymous with delivering developments on time and within budget and I intend to recapture that mantle in the near term.

In the short to medium term, I will prioritize execution in markets where we have strong track records and see the highest profitability potential. During this period, we will curb our geographic expansion throughout the country, and will be guided by a strict adherence to optimizing capital allocation and human resources when evaluating new launches. Specifically, we intend to target areas that we know are proven performers and where we have a sound supply chain in place.

2Q11 figures on both launch and contracted sales are higher than 2Q10, which is demonstrative of the demand that continues to outstrip supply. In 2Q11, Gafisa launched 23 projects spread across 16 cities. We have already reached 36% of the mid-range of our launch estimates for 2011. Our contracted sales of launches which are at much higher margins are also tracking at an appropriate level to support the expected margin improvement for 2H11.

It is a fact these cost pressures, primarily related to projects launched in 2007 and 2008, had a negative effect on the Company’s margins, and also on the industry’s profitability as a whole. In addition to the margin pressure that Gafisa has already experienced, we anticipate that there may be further items which will impact Tenda, relating to costs for the outsourced construction projects currently being completed, which may impact our forecasted margin for full year. We remain confident in our ability to manage and mitigate these risks, and still expect operating margins to increase over the rest of the year.

We continue to focus on standardized execution, cost reduction and cash generation initiatives. For example, the gross margin on average for Tenda’s developments from 2008 is currently running at 13% while the gross margin from a 2010 project is over 30% as a result of standardization and the introduction of aluminum molds which reduce the labor component of construction costs and optimize execution.

Our cash position continue at a comfortable level and we have no need to refinance and also have an additional R$ 100 million in receivables available for securitization should we wish to use them. Additionally, accelerating the number of Tenda units to be transferred to Caixa is among my highest priorities for the Company, thus contributing to cash inflow.

We believe it would be prudent to be cautious over full year targets, but assuming demand to continue at similar levels, we will secure margins in the expected range and positive cash flow in the second half. Our main focus is long-term profitability with managed growth.

The fundamentals of Brazil’s economy are generally good, however we are following close the current scenario. Consumer confidence rose in June from earlier in the year. And, unemployment, at its lowest this year, fell to 6.2% in June. The job market continues to grow even at nearly full employment.

Our history as a homebuilder, number of deliveries, land bank, strong management team and knowledge of the sector is what sets we apart and what should support us to reach the goals. We are focusing on execution, improving margins, generating cash flow and reducing leverage. At the same time, we are committed to transparency and high governance standards.

Duilio Calciolari, CEO -- Gafisa S.A.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Recent Developments and Highlights

Duilio Calciolari appointed CEO; Rodrigo Osmo named CFO

On July 4, 2011, the Board of Gafisa appointed Duilio Calciolari to the position of CEO. Rodrigo Osmo was named CFO. Mr. Calciolari has worked with Gafisa for the last 11 years as its CFO and the last six as its IRO as well. Mr. Calciolari, who will also retain the role of IRO during Mr. Osmo’s transition, has played a major role in developing the strategic direction of Gafisa, while executing three successful capital markets transactions, several joint ventures and the acquisitions of AlphaVille and Tenda. Mr. Osmo will maintain his position of CEO of AlphaVille, which he has held since December 2009, through the end of the year to continue to lead the purchase of the remaining 20% of AlphaVille still owned by Alphapar.

Improving performance at Tenda

In 2009, Tenda introduced the use of aluminum molds in its building process and set about standardizing its building practices with the aim of reducing the overall cost of construction and decreasing the development cycle, thus increasing the feasibility on each project. While we continue to increase the share of developments with this lower cost/faster delivery formula, today this still only represents approximately 20% of projects under construction. However, 60% to 70% of the projects being launched in 2011 are utilizing aluminum molds. At this rate, we expect to see a rapid increase in the share of units using this construction method, as we accelerate the delivery of older Tenda units throughout the 2H11. The improvement in Tenda’s gross margins have been significant with the 2008 gross margin running at 13%, 2009 at 29% and over 30% for 2010. This progress on the cost side coupled with the increase in wages limit available to benefit from the MCMV program is resulting in more profitable developments.

True securitization of part of Gafisa’s portfolio of delivered and soon to be delivered receivables

In June, Gafisa sold part of its portfolio of receivables, for the sum of R$ 170 million, considered a definitive sale. The portfolio contains both receivables that are due (40%) and receivables that will come due within the next six months (which are considered equivalent to due receivables, since there is no longer any execution risk). The effective rates were yielding a combined weighted average of 10.22%.

Alphaville: A major growth engine

Given the success and brand awareness created by AlphaVille over the last 38 years, the unit created a brand extension, Terras Alpha, targeting the growing middle class demand for a similar kind of lifestyle traditionally offered by AlphaVille community developments.  During the quarter two successful developments were launched under this brand, Terras Alpha Marica and Terras Alha Rezende, both located in the state of Rio de Janeiro. With highly successful launches, Terras Alpha Marica for example practically sold out its first phase, selling 393 of 399 lots released. Additionally, we are also focusing on urban centers, which are developed as neighborhoods, as well as AlphaVille’s first development, in the city of Barueri, Sao Paulo. Two good examples of these kinds projects currently under development are: AlphaVille Brasília, with 22 million sqm and AlphaVille Pernambuco, with 5 million sqm.

Strong sales velocity supported by internal sales force and growing online presence

Consolidated sales velocity for 2Q11 was 25.2% while sales of launches during the quarter were 42%. Supporting these results during the first half of the year was the Company’s internal sales force, which was responsible for some 52% of sales in the regions where they are present.  Additionally, online sales contributed to some 14% of sales in the Rio and São Paulo. In the case of Tenda, sales originated online have reached approximately 20%.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Operating and Financial Highlights	2Q11	2Q10	2Q11 vs.	1Q11	2Q11 vs.	1H11	1H10	1H11 vs.
(R$000, unless otherwise specified)			2Q10 (%)		1Q11 (%)			1H10 (%)
Launches (%Gafisa)	1,380,270	1,008,528	36.9%	512,606	169.3%	1,892,875	1,711,738	10.6%
Launches (100%)	1,482,487	1,461,510	1.4%	594,214	149.5%	2,076,701	2,311,384	-10.2%
Launches, units (%Gafisa)	6,083	4,398	38.3%	2,254	169.9%	8,337	8,281	0.7%
Launches, units (100%)	6,909	6,213	11.2%	2,736	152.5%	9,645	10,354	-6.8%
Contracted sales (%Gafisa)	1,147,002	889,761	28.9%	822,220	39.5%	1,969,222	1,747,082	12.7%
Contracted sales (100%)	1,274,977	1,151,788	10.7%	935,722	36.3%	2,210,699	2,176,638	1.6%
Contracted sales, units (% Gafisa)	4,219	4,476	-5.7%	3,361	25.5%	7,580	9,729	-22.1%
Contracted sales, units (100%)	4,907	5,536	-11.4%	3,945	24.4%	8,852	11,491	-23.0%
Contracted sales from Launches (%Gafisa)	583,532	409,160	42.6%	296,317	96.9%	879,849	643,876	36.6%
Contracted sales from Launches (%)	42.3%	40.6%	171 bps	57.8%	-1553 bps	46.5%	37.6%	887 bps
Completed Projects (%Gafisa)	681,957	631,216	8.0%	524,942	29.9%	1,206,899	957,118	26.1%
Completed Projects, units (%Gafisa)	4,467	4,782	-6.6%	3,060	46.0%	7,527	7,497	0.4%

Net revenues	1,041,344	927,442	12.3%	800,356	30.1%	1,841,700	1,835,027	0.4%
Gross profit	218,920	279,492	-21.7%	184,768	18.5%	403,688	532,148	-24.1%
Gross margin	21.0%	30.1%	-911 bps	23.1%	-206 bps	21.9%	29.0%	-708 bps
Adjusted Gross Margin 1)	26.6%	32.8%	-624 bps	27.7%	-113 bps	27.1%	31.6%	-452 bps
Adjusted EBITDA2)	150,809	183,970	-18.0%	106,520	41.6%	257,329	352,429	-27.0%
Adjusted EBITDA margin 2)	14.5%	19.8%	-535 bps	13.3%	117 bps	14.0%	19.2%	-523 bps
Adjusted Net profit 2)	39,630	107,171	-63.0%	24,127	64.3%	63,757	186,795	-65.9%
Adjusted Net margin 2)	3.8%	11.6%	-775 bps	3.0%	79 bps	3.5%	10.2%	-672 bps
Net profit	25,112	97,269	-74.2%	13,706	83.2%	38,818	162,087	-76.1%
EPS (R$)	0.0582	0.2265	-74.3%	0.0318	83.2%	0.0900	0.3775	-76.2%
Number of shares ('000 final)	431,538	429,348	0.5%	431,384	0.0%	431,538	429,348	0.5%

Revenues to be recognized	4,277	3,209	33.3%	4,062	5.3%	4,277	3,209	33.3%
Results to be recognized 3)	1,561	1,167	33.8%	1,585	-1.5%	1,561	1,167	33.8%
REF margin 3)	36.5%	36.4%	13 bps	39.0%	-252 bps	36.5%	36.4%	13 bps

Net debt and Investor obligations	2,890,108	1,622,787	78%	2,741,682	5%	2,890,108	1,622,787	78%
Cash and cash equivalent	1,163,080	1,806,384	-36%	926,977	25%	1,163,080	1,806,384	-36%
Equity	3,850,343	3,591,729	7%	3,809,175	1%	3,850,343	3,591,729	7%
Equity + Minority shareholders	3,850,342	3,591,729	7%	3,809,175	1%	3,850,342	3,591,729	7%
Total assets	10,392,194	9,168,679	13%	9,623,032	8%	10,392,194	9,168,679	13%
(Net debt + Obligations) / (Equity +
Minorities)	75.1%	45.2%	2988 bps	72.0%	309 bps	75.1%	45.2%	2988 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Launches

In 2Q11, launches totaled R$ 1.38 billion, an increase of 37% compared to 2Q10, represented by 23 projects/phases, located in 16 cities.

78% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 89% of Tenda’s launches had prices per unit under the MCMV program. This quarter Tenda launched one project out of MCMV, with an average price per unit of R$ 207 thousand. These project represented a PSV of R$ 39 million or 11% of Tenda’s launches in the quarter. Excluding these projects, the average price per unit of Tenda was R$ 116 thousand.

For the quarter, the Gafisa segment was responsible for 68% of total launches with 93% of them coming from the state of Sao Paulo, reflecting favorable projects approval performance, Tenda accounted for 25% and AlphaVille the remaining 7%.

The tables below detail new projects launched during 2Q11 and 1H11:

Table 1 - Launches per company per region
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	São Paulo	865,309	384,072	125%	1,023,088	567,290	80%
	Rio de Janeiro	55,243	-	-	125,766	49,564	154%
	Other	14,708	106,562	-86%	14,708	183,078	-92%
	Total	935,259	490,634	91%	1,163,562	799,932	45%
	Units	2,589	1,143	127%	3,344	1,886	77%

AlphaVille	São Paulo	-	58,266	-100%	-	155,534	-100%
	Rio de Janeiro	95,567	-	-	95,567	-	-
	Other	-	169,218	-	181,914	169,218	8%
	Total	95,567	227,483	-58%	277,482	324,752	-15%
	Units	621	681	-9%	1,470	1,033	42%

Tenda	São Paulo	9,200	37,727	-76%	20,420	70,398	-71%
	Rio de Janeiro	64,743	57,073	13%	64,743	106,365	-39%
	Other	275,500	195,611	41%	366,669	410,291	-11%
	Total	349,443	290,411	20%	451,832	587,054	-23%
	Units	2,873	2,574	12%	3,523	5,362	-34%

Consolidated	Total - R$000	1,380,270	1,008,528	37%	1,892,875	1,711,738	11%
	Total - Units	6,083	4,398	38%	8,337	8,281	1%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<=R$500K	729,837	222,272	228%	845,196	365,088	132%
	> R$500K	205,422	268,362	-23%	318,365	434,843	-27%
	Total	935,259	490,634	91%	1,163,562	799,932	105%

AlphaVille	~ R$100K; <= R$500K	95,567	227,483	-58%	277,482	324,752	-15%
	Total	95,567	227,483	-58%	277,482	324,752	-15%

Tenda	d MCMV	310,505	216,666	43%	332,767	436,515	-24%
	> MCMV	38,938	73,745	-47%	119,065	150,539	-21%
	Total	349,443	290,411	20%	451,832	587,054	-23%

Consolidated		1,380,270	1,008,528	37%	1,892,875	1,711,738	11%

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Pre-Sales

Pre-sales for the quarter reached R$ 1.15 billion, an increase of 29%, compared to 2Q10, mainly due to the volume of strong launches in the quarter. In the case of Tenda, the 27% decrease is a consequence of a 23% decrease in launches during 1H11, when compared to 1H10; as well as the concentration of products launched in the last month of the quarter, reducing the availability of products under the Tenda brand during this period.

 The Gafisa segment was responsible for 68% of total pre-sales, while Tenda and AlphaVille accounted for approximately 20% and 13%, respectively. Among Gafisa’s pre-sales, 72% corresponded to units priced below R$ 500 thousand, while 81% of Tenda’s pre-sales came from units priced under the MCMV program. The tables below illustrate a detailed breakdown of our pre-sales for 2Q11 and 1H11:

Table 3 - Sales per company per region
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	São Paulo	602,992	319,435	89%	931,512	521,219	79%
	Rio de Janeiro	103,748	35,693	191%	162,692	88,434	84%
	Other	71,560	101,131	-29%	107,609	222,484	-52%
	Total	778,300	456,258	71%	1,201,812	832,138	44%
	Units	1,946	1,088	79%	2,856	2,038	40%

AlphaVille	São Paulo	6,130	39,818	-85%	9,965	105,981	-91%
	Rio de Janeiro	74,361	9,234	705%	77,425	17,770	336%
	Other	64,522	79,740	-19%	228,542	121,685	88%
	Total	145,013	128,792	13%	315,932	245,435	29%
	Units	752	424	77%	1,648	997	65%

Tenda	São Paulo	42,682	53,390	-20%	65,819	149,483	-56%
	Rio de Janeiro	26,802	66,035	-59%	22,883	150,988	-85%
	Other	154,205	185,286	-17%	362,776	369,039	-2%
	Total	223,689	304,711	-27%	451,478	669,510	-33%
	Units	1,521	2,964	-49%	3,076	6,694	-54%

Consolidated	Total - R$000	1,147,002	889,761	28.9%	1,969,222	1,747,082	13%
	Total - Units	4,219	4,476	-6%	7,580	9,729	-22%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<= R$500K	561,175	196,795	185%	748,600	519,492	44%
	> R$500K	217,125	259,463	-16%	453,212	312,645	45%
	Total	778,300	456,258	71%	1,201,812	832,138	44%

AlphaVille	> R$100K; <= R$500K	145,013	128,792	13%	315,932	245,435	29%
	Total	145,013	128,792	13%	315,932	245,435	29%

Tenda	d MCMV	180,508	225,846	-20%	253,804	488,319	-48%
	> MCMV	43,181	78,865	-45%	197,674	181,191	9%
	Total	223,689	304,711	-27%	451,478	669,510	-33%

Consolidated	Total	1,147,002	889,761	28.9%	1,969,222	1,747,082	13%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<= R$500K	1,700	669	154%	2,308	1,505	53%
	> R$500K	246	419	-41%	548	533	3%
	Total	1,946	1,088	79%	2,856	2,038	40%

AlphaVille	> R$100K; <= R$500K	752	424	77%	1,648	997	65%
	Total	752	424	77%	1,648	997	65%

Tenda	d MCMV	1,311	2,499	-48%	1,929	5,592	-65%
	> MCMV	210	465	-55%	1,147	1,102	4%
	Total	1,521	2,964	-49%	3,076	6,694	-54%

Consolidated	Total	4,219	4,476	-6%	7,580	9,729	-22%

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Sales Velocity

On a consolidated basis, the Company attained a sales velocity of 25.2% in 2Q11, compared to 24.6% in 2Q10. Sales velocity increased over the previous period, mainly due to a higher volume of launches in the period.  Sales velocity per launch date reached 42% for 2Q11 launches, reflecting a strong and continuing demand for the sector.

Table 6 - Sales velocity per company
R$ million	Beginning of period	Launches	Sales	Price Increase +	End of period	Sales velocity
	Inventories			Other	Inventories
Gafisa	1,724.2	935.3	778.3	59.7	1,940.9	28.6%
AlphaVille	436.7	95.6	145.0	26.8	414.0	25.9%
Tenda	856.2	349.4	223.7	61.8	1,043.8	17.6%
Total	3,017.0	1,380.3	1,147.0	148.3	3,398.6	25.2%

Table 7 - Sales velocity per launch date
2Q11
	End of period
	Inventories	Sales	Sales velocity
2011 launches	940,204	686,518	42.2%
2010 launches	1,146,599	306,434	21.1%
2009 launches	298,655	54,321	15.4%
<= 2008 launches	1,013,135	99,729	9.0%
Total	3,398,593	1,147,002	25.2%

Operations

By the end of 2Q11, the Company was present in 22 different states plus the Federal District, with 197 projects under development at the end of the second quarter. Around 437 engineers and architects were in the field, in addition to 587 intern engineers in training.

Since June we saw an acceleration of the number of units contracted by the CEF likely due to the internal improvements as a result of the start-up of a new area dedicated to working with the major homebuilders. In 2Q11 Tenda contracted 6,858 units with CEF, with 73% of them contracted in June alone. This improvement resulted in a 274% volume increase over the 1,835 units in 1Q11, totaling 8,693 units in 1H11, representing more than 40% of the expected volume for the full year.

Transferred units totaled 3,066 units in 2Q11 (4,958 in 1H11). However, in August alone we expect to transfer more units than in 2Q11, allowing us to maintain the target of close to 18,000 units to be transferred for the full year.

Delivered Projects

During the second quarter, Gafisa delivered 23 projects with 4,467 units with an approximate PSV of R$ 682 million.  The Gafisa segment delivered 8 projects, Tenda and AlphaVille delivered the remaining 13 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

For the 2H11 we expect to deliver an additional 17,000 units for a total of 25,000, almost double the amount delivered during the full year of 2010, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007/2008 launches. Regarding construction completion (Habite-se) we already completed 9,367 units through 1H11 and expect to complete an additional 18,000 units in the 2H11.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

The tables below list the products delivered in 2Q11 and first half 2011:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units	PSV
						(%Gafisa)	(%Gafisa)
Gafisa 1Q11						1,379	387,330

Gafisa	Grand Park - Árvores Fase I	Apr-11	Dec-07	São Luis - MA	50%	200	29,978
Gafisa	Privilege Residencial	Apr-11	Sep-07	Niterói - RJ	100%	194	44,469
Gafisa	Horizonte	May-11	May-07	Belem - PA	100%	29	21,173
Gafisa	Terraças Tatuapé	May-11	Jun-08	São Paulo - SP	100%	108	48,660
Gafisa	Costa Maggiore Resdidencial Resort	May-11	Jan-08	Cabo Frio - RJ	50%	30	24,052
Gafisa	Magnific	May-11	Mar-08	Goiânia - GO	100%	31	30,458
Gafisa	Bella Vista	May-11	Dec-07	Resende - RJ	100%	116	46,046
Gafisa	Supremo	Jun-11	Aug-07	São Paulo - SP	100%	192	143,634
Gafisa 2Q11						900	388,469

AlphaVille 1Q11						543	46,414

Alphaville	Nova Esplanada (SP)	May-11	Dec-08	Votorantim-SP	31%	196	39,749
Alphaville	Mossoró (RN)	Jun-11	Dec-08	Mossoró-RN	70%	405	22,804
AlphaVille 2Q11						602	62,553

Tenda 1Q11						1,138	91,198

Tenda	Residencial San Pietro Life	Apr-11	Sep-09	Barbacena - MG	100%	172	15,188
Tenda	Residencial Vivendas Do Sol Ii F2	Apr-11	May-08	Porto Alegre - RS	100%	200	11,608
Tenda	Residencial Bologna Life	May-11	May-08	Belo Horizonte - MG	100%	306	23,256
Tenda	Residencial Clube Garden	May-11	Oct-09	São Paulo - SP	100%	192	16,800
Tenda	Residencial Nicolau Kuhn	May-11	Dec-07	Sapucaia do Sul - RS	100%	460	36,340
Tenda	Fit Maria Ines	Jun-11	May-09	Goiânia - GO	60%	270	25,330
Tenda	Residencial Aricanduva Life	Jun-11	Jun-07	São Paulo - SP	100%	180	18,380
Tenda	Fit Taboao	Jun-11	Dec-07	Taboão da Serra - SP	100%	374	22,115
Tenda	Vale Verde Cotia 4	Jun-11	Dec-07	Cotia - SP	100%	368	32,156
Tenda	Residencial Terra Nova I Garden	Jun-11	Mar-08	Goiânia - GO	100%	240	16,320
Tenda	Residencial Sao Francisco Life	Jun-11	Jul-08	Belo Horizonte - MG	100%	80	6,800
Tenda	Residencial Vale Do Sol	Jun-11	Jul-08	Guarulhos - SP	100%	69	3,726
Tenda	Residencial Vitoria Regia	Jun-11	Jul-08	Guarulhos - SP	100%	54	2,916
Tenda 2Q11						2,965	230,935

Total 1Q11						3,060	524,942

Total 2Q11						4,467	681,957

Total 1H11						7,527	1,206,899

Land Bank

The Company’s land bank, of approximately R$ 18.4 billion, is composed of 182 different projects in 19 states, equivalent to approximately 90 thousand units. In line with our strategy, 38.8% of our land bank was acquired through swaps – which require no cash obligations.

During 2Q11 we recorded a gross increase of R$ 1.73 billion in land bank, reflecting acquisitions that offset the R$1.38 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	<= R$500K	4,318	40.4%	36.6%	3.7%	14,155
	> R$500K	3,829	42.0%	38.3%	3.7%	4,837
	Total	8,147	41.3%	37.6%	3.7%	18,991

AlphaVille	<= R$100K;	657	100.0%	0.0%	100.0%	7,894
	> R$100K; <= R$500K	4,876	97.2%	0.0%	97.2%	20,189
	> R$500K	230	99.8%	0.0%	99.8%	26
	Total	5,763	97.4%	0.0%	97.4%	28,109

Tenda	<= MCMV	3,511	25.8%	17.8%	8.0%	35,761
	> MCMV	991	45.9%	45.9%	0.0%	5,556
	Total	4,502	32.2%	26.7%	5.5%	41,317

Consolidated		18,412	38.8%	34.4%	4.4%	88,418

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Number of projects/phases
Gafisa	56
AlphaVille	46
Tenda	80
Total	182

Table 10 - Landbank Changes (based on PSV)
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP	8,433	5,083	4,547	18,063
2Q11 - Net Acquisitions	649.1	775.4	304.8	1,729
2Q11 - Launches	(935.3)	(95.6)	(349.4)	(1,380)
Land Bank - EoP (2Q11)	8,147	5,763	4,502	18,412

2Q11 - Revenues

Due to the solid sales performance in 2Q11 of newly launched projects and units from inventory, as well as an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 2Q11, which rose by 12.3% to R$ 1.04 billion from R$ 927.4 million in 2Q10, with Tenda contributing 32% of consolidated revenues.

This quarter, 47% of Tenda revenue came from projects from and prior to 2008, compared to 54% in 1Q11. We should see this been consistently reducing in the coming quarters due to the delivery of Tenda legacy units. The negative sales from 2008 units were due to Tenda’s effort to cancel sales from customers with low credit scores, which in 2Q11 happened by the end of the quarter and should be re-sold in 3Q11.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		2Q11				2Q10
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2011 launches	549,002	59%	78,121	11%	-	-	-	-
	2010 launches	185,110	20%	205,628	29%	387,449	66%	97,841	16%
	2009 launches	54,730	6%	159,520	23%	90,820	16%	103,841	17%
	<= 2008 launches	134,471	15%	262,775	37%	106,781	18%	425,788	68%
	Total Gafisa	923,313	100%	706,044	100%	585,050	100%	627,470	100%

Tenda	2011 launches	137,516	61%	11,550	3%	-	-	-	-
	2010 launches	125,223	56%	102,102	30%	183,657	60%	-	-
	2009 launches	(409)	0%	64,311	19%	37,458	12%	-	-
	<= 2008 launches	(38,641)	-17%	157,336	47%	83,596	27%	-	-
	Total Tenda	223,689	100%	335,299	100%	304,711	100%	299,972	100%

Total		1,147,002		1,041,343		889,761		927,442

2Q11 - Gross Profits

On a consolidated basis, gross profit for 2Q11 totaled R$ 218.9 million, a decrease of 21.7% over 2Q10. The gross margin for the quarter reached 21.0% (26.6% w/o capitalized interest).

Moving forward, we see important improvements in margins due to the delivery of old lower-margin units – Please see a more detailed explanation of Gross Margin on page 18.

Table 12 - Capitalized interest
(R$000)		2Q11	2Q10	1Q11
Consolidated	Opening balance	150,817	94,101	146,544
	Capitalized interest	62,264	32,900	41,454
	Interest transfered to COGS	(58,117)	(25,104)	(37,181)
	Closing balance	154,964	101,897	150,817

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

2Q11 - Selling, General, and Administrative Expenses (SG&A)

In the second quarter 2011, SG&A expenses totaled R$ 122.4 million. SG&A increased 13%, from R$ 107.8 million compared to 1Q11. This was mainly due to higher selling expenses related to the strong launches and sales volume in the quarter. Regarding the R$ 4.0 million G&A increase, R$ 2.5 million was due to annual wages adjustments and R$ 1.5 million to SOP (stock option plan) expenses, which was offset by higher revenue recognition.

When compared to 2Q10, all expense ratios improved as compared to net revenues, resulting in a ratio of SG&A/Net Revenues of 11.8%, compared to 12.5% in 2Q10.

Going forward, we continue to see stable SG&A/net revenue ratios, mainly due to growing volumes of launches expected for 2H11 that should offset greater revenue recognition.

Table 13 - Sales and G&A Expenses
(R$'000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Selling expenses	61,970	61,140	51,505	1%	20%
	G&A expenses	60,389	55,125	56,307	10%	7%
	SG&A	122,359	116,265	107,812	5%	13%
	Selling expenses / Launches	4.5%	6.1%	2.7%	-157 bps	177 bps
	G&A expenses / Launches	4.4%	5.5%	3.0%	-109 bps	140 bps
	SG&A / Launches	8.9%	11.5%	5.7%	-266 bps	317 bps
	Selling expenses / Sales	5.4%	6.9%	6.3%	-147 bps	-86 bps
	G&A expenses / Sales	5.3%	6.2%	6.8%	-93 bps	-158 bps
	SG&A / Sales	10.7%	13.1%	13.1%	-240 bps	-244 bps
	Selling expenses / Net revenue	6.0%	6.6%	6.4%	-64 bps	-48 bps
	G&A expenses / Net revenue	5.8%	5.9%	7.0%	-14 bps	-124 bps
	SG&A / Net revenue	11.8%	12.5%	13.5%	-79 bps	-172 bps

2Q11 - Other Operating Results

In 2Q11, our results reflected a negative impact of R$8.6 million, compared to R$ 6.9 million in 2Q10, primarily due to a higher level of contingency provisions in the quarter. These included an R$ 11.5 million contingency mainly at Tenda, related to delayed delivery of units from legacy Tenda projects and labor contingency mainly related to outsourced tasks, where we continued taking a conservative stance by making this provision.

2Q11 - Adjusted EBITDA

Adjusted EBITDA for 2Q11 totaled R$ 150.8 million, 18% lower than the R$ 184 million for 2Q10, with a consolidated adjusted margin of 14.5%, compared to 19.8% in 2Q10.

In 1H11, EBITDA margin reached 14.0%, or 100 bps below the mid-range of the previously stated guidance of 13%-17% for the period. For more detailed information about EBITDA margin guidance, please refer to “Outlook” section, on page 16.

We adjusted our EBITDA for expenses associated with stock option plans, as it is non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated Net Profit	25,112	97,269	13,706	-74%	83%
(+) Financial result	28,866	20,853	30,999	38%	-7%
(+) Income taxes	1,443	22,060	1,847	-93%	-22%
(+) Depreciation and Amortization	22,753	8,781	12,366	159%	84%
(+) Capitalized Interest Expenses	58,117	25,106	37,181	131%	56%
(+) Minority shareholders and non
recurring expenses	9,737	7,318	7,058	33%	38%
(+) Stock option plan expenses	4,781	2,584	3,363	85%	42%
Adjusted EBITDA	150,809	183,970	106,520	-18%	42%
Net Revenue	1,041,344	927,442	800,356	12.3%	30.1%
Adjusted EBITDA margin	14.5%	19.8%	13.3%	-535 bps	117 bps

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

2Q11 - Depreciation and Amortization

Depreciation and amortization in 2Q11 was R$ 22.8 million, an increase of R$ 14 million when compared to the R$ 8.8 million recorded in 2Q10, mainly due to higher showroom depreciation.

2Q11 – Financial Results

Net financial expenses totaled R$ 28.9 million in 2Q11, compared to net financial expenses of R$ 20.9 million in 2Q10. Since we did our equity offering at the end of March 2010, the company’s leverage was reduced in 2Q10, and as a consequence, decreased the net financial expenses for that period. Additionally, this quarter we capitalized R$ 66 million, compared to R$ 32.9 million in 2Q10, mainly due to higher project finance debt, reflecting leveraging activity, and capitalization of some short term land investments.  When compared to the R$ 31.0 million from 1Q11, the difference is mainly due to higher capitalized interest.

2Q11 - Taxes

Income taxes, social contribution and deferred taxes for 2Q11 amounted to R$ 1.4 million, compared to R$ 22.1 million in 2Q10. This result is mainly due to lower income before taxes reached this quarter and the optimization of tax planning annouced at the end of 2010. In the future, and assuming normalized margins, we continue to expect income tax to represent approximately 2% of net revenue. When compared to R$ 1.8 million from 1Q11, the results were in line, mainly due to lower profitability in both quarters.

2Q11 - Adjusted Net Income

Net income in 2Q11 was R$ 25.1 million compared to R$ 97.3 million in the 2Q10. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 39.6 million, with an adjusted net margin of 3.8%, representing a decrease of 63.0% when compared to R$ 107.2 million in 2Q10, mostly due to the above mentioned facts. When compared to 1Q11 of R$ 24.1 million, the R$ 15.5 million increase was mainly due to higher operational results.

2Q11 - Earnings per Share

Earnings per share was R$ 0.06/share in the 2Q11 compared to R$ 0.23/share in 2Q10, a 74.3% decrease, and R$0.03 in 1Q11. Shares outstanding at the end of the period were 431.5 million (ex. Treasury shares) and 429.3 million in the 2Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.56 billion in 2Q11, in line with 2Q10. The consolidated margin for the quarter was 36.5%, 10 bps higher than in 2Q10 and 250 bps lower than 1Q11, mainly due to the two month gap that we take to reflect the INCC index over receivables, compared to the one month gap taken to recognize inflation costs. This INCC effect was boosted this quarter since we have a high INCC level of 2.94% in May (related to annual labor adjustments), to be recognized in July (3Q11). Without this effect, backlog margin would almost be stable.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Revenues to be recognized	4,277	3,209	4,062	33.3%	5.3%
	Costs to be recognized	-2,716	-2,042	-2,477	33.0%	9.6%
	Results to be recognized (REF)	1,561	1,167	1,585	33.8%	-1.5%
	REF margin	36.5%	36.4%	39.0%	13 bps	-252 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On June 30, 2011, cash and cash equivalents reached R$ 1.2 billion, 25.5% higher than 1Q11, mainly due to improved operating cash inflow and also due to the true securitization in the sum of R$170 million. We see our cash position as sufficient to execute our development plans, and we see no need to increase this current level. Assuming this scenario, the expected positive cash flow generation in 2H11 should contribute to reduce gross debt.

Accounts Receivable

At the end of 2Q11, total accounts receivable increased by 6% to R$ 10.3 billion, compared to R$ 9.7 billion in 1Q11, a 30% increase compared to the R$ 7.9 billion balance in 2Q10, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Receivables from developments - ST	2,738.4	1,466.0	2,554.2	87%	7%
	Receivables from developments - LT	1,700.3	1,864.6	1,661.6	-9%	2%
	Receivables from PoC - ST	3,653.7	2,470.9	3,357.4	48%	9%
	Receivables from PoC - LT	2,171.3	2,075.2	2,106.8	5%	3%
	Total	10,263.7	7,876.7	9,679.9	30%	6%

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.4 billion in 2Q11, an increase of 24.7% when compared to the R$ 3.0 billion registered in the 1Q11. On a consolidated basis, our inventory is at a level of 9.6 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 12% by the end of the quarter, or 200 bps lower than this ratio at 1Q11, mainly due to Gafisa’s finished units sold in the quarter which more than compensated the completion of unsold units. We continue to focus on finished inventory reduction, concentrated under Gafisa brand, with 69% of the total.

At the end of 2Q11, 51.3% of the total inventory reflected units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Land	1,044,269	701,790	1,014,630	48.8%	2.9%
	Units under construction	997,409	947,023	879,333	5.3%	13.4%
	Completed units	293,073	205,739	333,168	42.4%	-12.0%
	Total	2,334,751	1,854,552	2,227,131	25.9%	4.8%

Table 18 - Inventories at market value
PSV - (R$000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	2011 launches	940,204	-	216,654	-	- 334%
	2010 launches	1,146,599	880,214	1,398,314	30%	-18%
	2009 launches	298,655	492,448	345,271	-39%	-14%
	2008 and earlier launches	1,013,135	1,352,937	1,056,771	-25%	-4%
Consolidated	Total	3,398,593	2,725,599	3,017,010	24.7%	12.6%

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Table 19 - Inventories per completion status
Company	Not started	Up to 30%	30%to 70%	More than 70%	Finished units	Total 2Q11
		constructed	constructed	constructed
Gafisa	564,122	571,459	485,280	368,610	365,358	2,354,828
Tenda	168,043	438,931	189,760	201,701	45,329	1,043,765
Total	732,165	1,010,390	675,039	570,312	410,687	3,398,593

Liquidity

On June 30, 2011, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 4.05 billion, resulting in a net debt and obligations of R$ 2.9 billion. The net debt and investor obligations to equity and minorities ratio was 75.1% compared to 72.0% in 1Q11, due to the R$ 148.4 million cash burn in the second quarter. When excluding Project Finance, this net debt/equity ratio reached 24.5%, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 2Q11 cash burn was mainly explained by the R$ 768 million in expenditures in construction and development payments and R$ 132 million in land acquisition payments, partially offset by increasing cash inflow (expected to continue increasing in 2H11) and also due to the true securitization that we did by the end of the quarter, containing both receivables that are due and receivables that will come due within the next six months (which are considered by the investor to be equivalent to performed receivables, since there is no longer execution risk, resulting in a definitive sale).

During 2H11 we expect cash burn to continue to diminish, following expected positive cash flow generation, and is expected to close the year with a Net Debt/Equity below 60%, following the previously stated guidance. With the expected positive cash flow for 2H11, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage–which requires almost no working capital - for Tenda’s MCMV units, should contribute to our ability to reduce current leverage and keep it at a comfortable level going forward. On page 18, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 46% of total debt. Currently we have access to a total of R$ 4.3 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.3 billion in signed contracts and R$ 1.0 billion of contracts in process, giving us additional availability of R$ 1.0 billion.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

We also have additional receivables (from units already delivered) of over R$ 100 million available for securitization. The following tables provide information on our debt position.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Debentures - FGTS (project finance)	1,212,557	1,208,939	1,239,816	0.3%	-2.2%
Debentures - Working Capital	677,257	662,669	688,800	2.2%	-1.7%
Project financing (SFH)	735,358	499,186	755,652	47.3%	-2.7%
Working capital	968,016	678,377	604,391	42.7%	60.2%
Total consolidated debt	3,593,188	3,049,171	3,288,659	18%	9%

Consolidated cash and availabilities	1,163,080	1,806,384	926,977	-36%	25%
Investor Obligations	460,000	380,000	380,000	-	-
Net debt and investor obligations	2,890,108	1,622,787	2,741,682	78%	5%
Equity + Minority shareholders	3,850,342	3,591,729	3,809,175	7%	1%
(Net debt + Obligations) / (Equity + Minorities)	75.1%	45.2%	72.0%	2988 bps	309 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	24.5%	-2%	19.6%	2685 bps	488 bps

Table 21 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until	Until	Until	Until	After
			Jun/2012	Jun/2013	Jun/2014	Jun/2015	Jun/2015
Debentures - FGTS (project finance)	TR + 9.20%	599.7	3.1	148.9	298.9	148.9	-
Debentures - Working Capital	CDI + 1.43%	677.3	137.8	124.3	117.2	143.2	154.7
Project financing (SFH)	TR + 10.44%	1,280.5	466.4	498.2	312.6	3.1	0.2
Working capital	CDI + 1.80%	1,035.8	235.9	184.2	229.1	259.3	127.4
sub-total consolidated debt	12.5%	3,593.2	843.2	955.5	957.8	554.4	282.3
Investor Obligations	CDI	460	143	145	145	14	13
Total consolidated debt		4,053.2	986.2	1,100.5	1,102.8	568.4	295.3
%Total			24%	27%	27%	14%	7%

Outlook 2011 vs. Actual

In 1H11 Gafisa achieved 36% of the mid-range of launch guidance provides for the full year of between R$ 5.0 billion and R$ 5.6 billion.

With regard to profitability, the 14.0% EBITDA margin reached in 1H11 came in 100 bps lower than the mid-range of our expectations for the first half guidance range of between 13% and 17%, mainly due to higher than expected costs coming from the outsourced projects recently completed under the Tenda brand and expected to be completed in the short term and also some discounts over Gafisa finished inventory units. Due to this fact, and also assuming a more conservative approach (focusing on long term profitability) we decided to reduce the full year EBITDA margin guidance range by 200 bps, from 18%-22% to 16%-20%. Reflecting the same adjustment in 2H11 guidance, the range for the period is being decreased from 20%-24% to 18%-22%.

These changes do not impact our expectations for positive operating cash flow in 2H11 that should bring the Net Debt/Equity ratio down to below 60% at the end of the year.

Considering the above-mentioned plan, current guidance figures for 2011 are as follows:

Launches		Guidance
(R$ million)		2011	1H11%
Gafisa	Min.	5,000		38%
(consolidated)	Average	5,300	1,893	36%
	Max.	5,600		34%

EBITDA Margin (%)		Guidance	1H11%		Guidance
		1H11			2011
Gafisa	Min.	13.0%		100 bps	16.0%
(consolidated)	Average	15.0%	14.0%	-100 bps	18.0%
	Max.	17.0%		-300 bps	20.0%

Net Debt/Equity (%) -		Guidance	1H11%
EoP		2011
Gafisa	Max.	< 60.0%	75.1%	1510 bps

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Detailed Information to Support Gafisa Expected Improvement

The following information is being provided this quarter to support our expectations for achieving the operational and financial performance guided.

Positive Cash Flow:

 Since 3Q10, when the cash burn rate reached its peak of R$ 453 million for the quarter, it has declined sequentially to the R$ 148 million reported in 2Q11. We are considering the securitization in this calculation, as the traded receivables were sold without joint liability for both those that were due and those scheduled to be delivered within 6 months (thus eliminating execution risk).

Additionally, we are seeing a healthy improvement in cash inflow that should continue to improve. In 2Q11 cash inflow reached R$ 846.9 million or 53% higher than 2Q10 and 36% higher than 1Q11, as a consequence of higher number of units being delivered, that should accelerate further in 2H11.

Short Term Obligations versus Expected Inflow
R$ million - June/2011
Consolidated	TOTAL
Suppliers	226
Land and advances from clients	527
Taxes + Other Liabilities¹	595
Dividends	103
Construction Expenses	2,340
Total Obligations	3,790

Short-Term Debt repayment²	1,104

Short-Term Receivables³	6,392

Surplus (Deficit) - Scenario 1	1,498

Surplus (Deficit) - Scenario 2	-
Assumptions:
¹ Tax: PIS/COFINS + Income Tax
² Including Interest expenses
³ Short-Term including on and off balance receivables
Scenario 1 = 100% of ST receivables, Scenario 2 = 77% of ST receivables

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Assuming short-term receivables net of ST obligations, we see close to R$ 1.5 billion net cash inflow (Scenario 1), even assuming no debt refinancing and not considering the cash position. To offset the expected positive inflow in the short-term, it is necessary to assume a discount of 23% over short-term receivables, plus no debt refinancing. We see this as a strong fundamental for the expected deleverage to occur in the coming quarters. If necessary, we can also manage the land acquisition, considering that we have a comfortable Land bank of over R$ 18 billion, however, we don’t expect this to be necessary.

Based on all information above, we continue to expect a net debt/equity of 60% by the end of this year, reflecting the positive impact from the upcoming delivery of units expected for the 2H11.

Margin Expansion:

This year, for the first time we have split guidance for the first and second half of 2011, mainly due to several negative effects impacting the profitability of the 1H11 (as previously explained). Going forward, assuming the revised EBITDA margin guidance, we see the projects from and prior to 2008 having a lower impact on the recognition of results, while recent projects (from 4Q10 and 2011) which are starting to be built, are positively contributing to the expected margin improvement in 2H11:

	1H11
Consolidated			COGS w/o
(R$ million)	Net Revenue	%	capitalized	Gross Profit	Gross
			interest		margin (%)
2011 launches	109.9	6%	-65.1	44.9	40.8%
2010 launches	530.4	29%	-326.3	204.3	38.5%
2009 launches	396.9	22%	-254.1	143.0	36.0%
=< 2008 launches	804.6	44%	-697.2	107.8	13.4%
Total	1,841.7	100%	-1,342.7	500.0	27.1%

In 1H11, 44% of the Net Revenues came from projects from and prior to 2008. In the case of Tenda this number was 50% for 1H11, 54% in 1Q11, and 47% in 2Q11. Crucial to our expectation of important improvement in terms of margin expansion going forward is the fact that the recognition from projects < 2008 should quickly diminish and be replaced by increasing recognition of projects from 2H10 and 2011, with average gross margin in the range of 38%-41%, compared to 13% from 2008.

Covenants ratios

Table 22 - Debenture Covenants - 5th issuance
Debenture covenants - 5th issuance			1Q11	2Q11
(Total debt - SFH debt - Cash) / Equity =< 75%			42.2%	44.0%
(Total Receivables + Finished Units) /(Total Debt- Cash) >= 2.2x			4.2x	4.3x
Maturity (in R$ million)	5th issuance
2012	125
2013	125
Total	250
Table 23 - Debenture Covenants - 7th issuance / 8th issuance
Debenture covenants - 7th / 8th issuance			1Q11	2Q11
(Total Receivables + Finished Units) / (Total Debt - Cash - Project
Debt) > 2			27.3x	21.9x
(Total Debt - SFH Debt- ProjectDebt -Cash) / Equity =< 75%			9.6%	12.5%
EBIT / (Net Financial Result) > 1,3			6.58	4.94
Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
Total	600	300

Table 24 - Selected Financials for Covenant Calculation
Financial statements (R$ million)	1Q11	2Q11
Total debt	3,289	3,593
Project debt	1,240	1,213
SFH debt	756	735
Cash and availabilities	927	1,163
Total receivables	9,680	10,264
Receivables - PoC	5,464	5,825
Receivables - results to be recognized	4,216	4,439
Finished units	333	293

Equity	3,809	3,850

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Débora Mari
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 /	Phone: +55 11 3147-7412
9242 / 9305	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br
Website: www.gafisa.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The second quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009.Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009,approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option forlisted Companies to present 2010 quarterly information based on accounting practices in force at December31, 2009.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

The following table displays projects launched during 2Q11:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales	Sales
					(%Gafisa)	(%Gafisa)	30/jun/11	30/jun/11
Gafisa 1Q11					755	228,302	47%	108,360

Gafisa	Smart Vila Mascote - Lacedemonia	May	São Paulo - SP	100%	156	66,596	64%	42,826
Gafisa	Alegria - Fase 5	May	Guarulhos - SP	100%	139	47,674	40%	19,062
Gafisa	Prime F2	May	São Luis - MA	50%	74	14,708	23%	3,318
Gafisa	Compra de Participação - IGLOO	June	São Paulo - SP	30%	27	10,382	90%	9,392
Gafisa	Smart Maracá	June	São Paulo - SP	100%	156	60,919	82%	49,835
Gafisa	Royal - Vila Nova São José QC1	June	São José dos Campos - SP	100%	68	41,789	11%	4,703
Gafisa	Vision Anália Franco	June	São Paulo - SP	100%	200	84,904	12%	10,191
Gafisa	Station Parada Inglesa (André Campale)	June	São Paulo - SP	100%	173	77,662	59%	45,733
Gafisa	Target - Comercial Capenha	June	Rio de Janeiro - RJ	60%	549	55,243	38%	20,772
Gafisa	Network Business Tower F1 e F2 (Cerami	June	São Caetano - SP	100%	855	311,749	53%	164,230
Gafisa	MUNDI - RESIDENCIAL CERAMICA - FASE I	June	São Caetano - SP	100%	192	163,633	22%	35,922
Gafisa 2Q11					2,589	935,259	43%	405,984

Alphaville 1Q11					849	181,914	63%	114,108

Alphaville	Terras Alpha Resende - F1	June	Resende - RJ	77%	325	49,204	59%	28,830
Alphaville	Terras Alpha Maricá Sta Rita - F1	June	Maricá - RJ	48%	296	46,363	57%	26,503
Alphaville 2Q11					621	95,567	58%	55,332

Tenda 1Q11					650	102,389	72%	73,849

Tenda	Lopes Trovão	April	Canoas - RS	100%	188	38,938	33%	12,898
Tenda	Montes Claros	May	Belo Horizonte - MG	100%	300	30,602	42%	12,828
Tenda	Cheverny F2	May	Goiânia - GO	100%	96	13,638	46%	6,241
Tenda	Cheverny F3	May	Goiânia - GO	100%	96	13,638	30%	4,158
Tenda	Vale Verde Cotia - Fase 7	May	Cotia - SP	100%	80	9,200	75%	6,943
Tenda	Porto Fino	June	Santa Luzia - MG	100%	224	25,228	38%	9,633
Tenda	Vila das Flores	June	Salvador-BA	100%	460	50,273	1%	696
Tenda	RESIDENCIAL ATENAS	June	Rio de Janeiro-RJ	100%	260	30,288	27%	8,258
Tenda	Reserva dos Pássaros	June	Vespasiano-MG	100%	817	103,183	56%	57,558
Tenda	Bosque dos Palmares	June	Nova Iguaçu -RJ	100%	352	34,454	9%	3,003
Tenda 2Q11					2,873	349,443	35%	122,216

Total 1Q11					2,254	512,606	42%	296,317

Total 2Q11					6,083	1,380,270	42%	583,532

Total 1H11					8,337	1,892,875	46%	879,849

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

The following table illustrates the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on June 30, 2011.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		2Q11	1Q11	2Q11	1Q11	2Q11	1Q11
Gafisa	Ceramica Comercial	14%	0%	53%	0%	20,324	-
Gafisa	Vision Brooklin	68%	58%	100%	98%	14,330	11,674
Gafisa	Pq Barueri Cond - Fase 1	100%	100%	86%	79%	14,008	16,616
Gafisa	Nova Petropolis Sbc - 1ª Fase	100%	100%	93%	82%	13,822	10,328
Gafisa	Mont Blanc	98%	91%	64%	56%	12,785	12,074
Gafisa	Smart Maracá	26%	0%	83%	0%	12,593	-
Gafisa	Alegria Fase 1	92%	81%	94%	89%	11,888	11,188
Gafisa	Vistta Santana	85%	79%	97%	95%	11,814	6,400
Gafisa	Reserva Ibiapaba F2	63%	48%	100%	97%	11,542	11,742
Gafisa	Smart Vila Mascote	29%	0%	66%	0%	11,062	-
Gafisa	Gafisa Corporate - Jardim Paulista	89%	83%	100%	97%	10,741	6,673
Gafisa	Station Parada Inglesa	23%	0%	60%	0%	10,181	-
Gafisa	Mansão Imperial - Fase 2B	84%	73%	75%	66%	10,146	6,029
Gafisa	Colours	18%	2%	81%	74%	9,516	321
Gafisa	Condessa	31%	29%	82%	67%	9,071	30,771
Gafisa	Central Life F2	27%	20%	98%	89%	8,985	5,588
Gafisa	Laguna Di Mare - Fase 2	100%	93%	89%	85%	8,492	9,533
Gafisa	Mansão Imperial - F1	86%	75%	85%	83%	7,867	6,987
Gafisa	Reserva Ecoville	72%	53%	72%	67%	7,704	8,767
Gafisa	Manhattan Residencial	68%	58%	51%	46%	7,501	1,680
Gafisa	Manhattan Comercial	63%	59%	70%	62%	6,974	2,529
Gafisa	The Place	43%	30%	92%	81%	6,884	3,629
Gafisa	Reserva Sta Cecilia	100%	100%	41%	33%	6,597	4,619
Gafisa	Reserva Do Bosque - Fase 2	93%	82%	93%	89%	6,570	6,007
Gafisa	Magic	100%	100%	99%	95%	6,371	3,899
Gafisa	Mosaico	67%	56%	100%	96%	6,281	3,333
Gafisa	London Green	100%	100%	97%	96%	6,249	5,120
Gafisa	Pateo Mondrian (Mota Paes)	50%	45%	83%	81%	5,997	4,827
Gafisa	Alegria - Fase2B	54%	43%	88%	76%	5,937	5,255
Gafisa	Avant Garde	6%	0%	95%	0%	5,891	21
Gafisa	Supremo Ipiranga	75%	66%	100%	100%	5,803	5,782
Gafisa	Stellato	22%	18%	65%	58%	5,792	2,697
Gafisa	Global Offices	44%	31%	95%	86%	5,782	2,385
Gafisa	Acqua Residencial	100%	100%	82%	78%	5,741	3,558
Gafisa	Riservato	65%	54%	92%	78%	5,645	1,902
Gafisa	Office Life	54%	54%	80%	75%	5,637	6,306
Gafisa	Igloo Alphaville	68%	59%	98%	99%	5,621	-
Gafisa	Carpe Diem - Belem	96%	88%	84%	78%	5,495	3,278
Gafisa	Secret Garden	100%	98%	92%	86%	5,438	3,685
Gafisa	Details	100%	95%	100%	96%	5,400	4,273
Gafisa	Others					204,764	177,810
	Total Gafisa					549,239	407,286

Alphaville	Rio Das Ostras Fase Iii	88%	78%	92%	70%	17,052	5,654
Alphaville	Teresina	46%	31%	99%	98%	14,723	10,806
Alphaville	Porto Alegre	52%	38%	87%	87%	14,671	8,189
Alphaville	Ribeirão Preto	67%	51%	93%	93%	14,257	8,643
Alphaville	Granja Viana	81%	52%	99%	99%	10,379	4,332
Alphaville	Ta Petrolina	41%	18%	96%	96%	9,092	4,357
Alphaville	Belem	26%	13%	94%	85%	7,785	2,583
Alphaville	Brasília	62%	48%	87%	87%	7,577	5,857
Alphaville	Duas Unas	20%	15%	77%	56%	7,337	7,955
Alphaville	Others					53,931	55,247
	Total AUSA					156,805	113,624

	Total Tenda					335,299	279,446

	Consolidated Total					1,041,343	800,356

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Net Operating Revenue	1,041,344	927,442	800,356	12.3%	30.1%

Operating Costs	(822,424)	(647,950)	(615,588)	26.9%	33.6%

Gross profit	218,920	279,492	184,768	-21.7%	18.5%

Operating Expenses
Selling Expenses	(61,970)	(61,140)	(51,505)	1.4%	20.3%
General and Administrative Expenses	(60,389)	(55,125)	(56,307)	9.5%	7.2%
Other Operating Revenues / Expenses	(8,649)	(6,947)	(10,981)	24.5%	-21.2%
Depreciation and Amortization	(22,754)	(8,781)	(12,365)	159.1%	84.0%
Non-recurring expenses	-	(259)	-	-	-

Operating results	65,158	147,240	53,610	-55.7%	21.5%

Financial Income	21,697	40,929	24,664	-47.0%	-12.0%
Financial Expenses	(50,563)	(61,782)	(55,662)	-18.2%	-9.2%

Income Before Taxes on Income	36,292	126,387	22,612	-71.3%	60.5%

Deferred Taxes	10,147	(12,083)	6,303	-184.0%	61.0%
Income Tax and Social Contribution	(11,590)	(9,977)	(8,150)	16.2%	42.2%

Income After Taxes on Income	34,849	104,327	20,765	-66.6%	67.8%
		.
Minority Shareholders	(9,737)	(7,058)	(7,059)	38.0%	37.9%

Net Income	25,112	97,269	13,706	-74.2%	83.2%

Net Income Per Share (R$)	0.05819	0.22655	0.03177	-74.3%	83.2%

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Consolidated Balance Sheet

	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
ASSETS
Current Assets
Cash and cash equivalents	330,183	306,330	228,700	7.8%	44.4%
Market Securities	832,897	1,500,054	698,277	-44.5%	19.3%
Receivables from clients	3,653,708	2,470,944	3,357,360	47.9%	8.8%
Properties for sale	1,988,093	1,446,760	1,765,570	37.4%	12.6%
Other accounts receivable	201,492	141,740	210,993	42.2%	-4.5%
Deferred selling expenses	20,588	20,592	10,375	0.0%	98.4%
Prepaid expenses	9,533	15,283	11,916	-37.6%	-20.0%
	7,036,494	5,901,703	6,283,191	19.2%	12.0%
Long-term Assets
Receivables from clients	2,171,302	2,075,161	2,106,770	4.6%	3.1%
Properties for sale	346,658	407,792	461,561	-15.0%	-24.9%
Deferred taxes	353,445	311,693	330,739	13.4%	6.9%
Other	187,536	201,520	148,059	-6.9%	26.7%
	3,058,941	2,996,166	3,047,129	2.1%	0.4%
Permanent Assets
Property, plant and equipment	81,135	59,659	79,822	36.0%	1.6%
Intangible assets	215,624	211,151	212,890	2.1%	1.3%
	296,759	270,810	292,712	9.6%	1.4%

Total Assets	10,392,194	9,168,679	9,623,032	13.3%	8.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	689,412	825,382	838,334	-16.5%	-17.8%
Debentures	153,788	123,608	71,562	24.4%	114.9%
Obligations for purchase of land and advances from
clients	526,560	466,078	438,462	13.0%	20.1%
Materials and service suppliers	225,692	244,545	178,443	-7.7%	26.5%
Taxes and contributions	294,716	154,983	259,690	90.2%	13.5%
Taxes, payroll charges and profit sharing	66,772	73,057	84,897	-8.6%	-21.3%
Provision for contingencies	21,598	6,312	16,540	242.2%	30.6%
Dividends	102,767	52,287	102,897	96.5%	-0.1%
Obligation w ith investors	143,000	-	-	-	-
Other	90,339	217,569	206,914	-58.5%	-56.3%
	2,314,644	2,163,821	2,197,739	7.0%	5.3%
Long-term Liabilities
Loans and financings	1,013,961	352,181	521,708	187.9%	94.4%
Debentures	1,736,027	1,748,000	1,857,055	-0.7%	-6.5%
Obligations for purchase of land	183,619	176,084	187,920	4.3%	-2.3%
Deferred taxes	395,440	484,453	391,687	-18.4%	1.0%
Provision for contingencies	126,811	123,155	126,841	3.0%	0.0%
Obligation w ith investors	317,000	380,000	380,000	-16.6%	-16.6%
Other	454,349	149,256	150,907	204.4%	201.1%
	4,227,207	3,413,129	3,616,118	23.9%	16.9%

Shareholders' Equity
Capital	2,730,789	2,712,899	2,730,787	0.7%	0.0%
Treasury shares	-1,731	-1,731	-1,731	0.0%	0.0%
Capital reserves	262,970	290,507	256,645	-9.5%	2.5%
Revenue reserves	741,212	381,651	741,211	94.2%	0.0%
Retained earnings/accumulated losses	38,818	162,087	13,706	0.0%	183.2%
Minority Shareholders	78,285	46,316	68,557	69.0%	14.2%
	3,850,343	3,591,729	3,809,175	7.2%	1.1%
Liabilities and Shareholders' Equity	10,392,194	9,168,679	9,623,032	13.3%	8.0%

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

Consolidated Cash Flows

	2Q11	2Q10
Income Before Taxes on Income	36,292	126,387

Expenses (income) not affecting working capital
Depreciation and amortization	22,754	8,781
Expense on stock option plan	4,781	2,584
Unrealized interest and charges, net	8,812	27,529
Disposal of fixed asset	-	(331)
Warranty provision	2,284	3,615
Provision for contingencies	11,552	2,819
Profit sharing provision	2,350	10,886
Perda instrumento financeiro	471	-

Decrease (increase) in assets
Clients	(360,879)	(429,973)
Properties for sale	(3,902)	(98,037)
Other receivables	(36,793)	(143,442)
Deferred selling expenses and prepaid expenses	(1,013)	(1,673)

Decrease (increase) in liabilities
Obligations on land purchases and advances from customer	86,673	12,686
Taxes and contributions	35,026	7,265
Trade accounts payable	47,249	9,897
Salaries, payroll charges	(20,479)	(4,371)
Other accounts payable	(43,244)	138,256

Cash used in operating activities	(208,066)	(327,122)

Investing activities

Purchase of property and equipment and deferred charges	(26,802)	(10,649)
Securities inflow /outflow	(134,620)	275,926
Cash used in investing activities	(161,422)	265,277

Financing activities

Capital increase	2	21,681
Follow on expenses	80,000	(9,439)
Capital reserve increase	-	18,759
Increase in loans and financing	483,533	136,286
Repayment of loans and financing	(282,698)	(148,245)
Assignment of credit receivables, net	1,553	32,772
Proceeds from subscription of redeemable equity interest in sec	(3,744)	(4,314)
Mortgage Assignment - CCI	203,915	-
Tax Paid	(11,590)	(7,058)
Net cash provided by financing activities	470,971	40,442

Net increase (decrease) in cash and cash equivalents	101,483	(21,403)
Cash and cash equivalents

At the beggining of the period	228,700	374,411
At the end of the period	330,183	353,008

Net increase (decrease) in cash and cash equivalents	101,483	(21,403)

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo, and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in a capital increase amounting to R$ 20,282 (Note 15.1).

2.   Presentation of interim information

The interim information was approved by the Board of Directors in the meeting held on August 11, 2011.

The interim individual financial information and the consolidated interim financial information were prepared in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21, and the IAS 34 – Interim Financial Reporting, which considers Guideline 04 issued by the CPC on the application of Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities regarding revenue recognition, and respective costs and expenses arising from real estate development operations in reference to the state of completion (percentage of completion method), issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian National Association of State Boards of Accountancy (CFC), as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR).

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

The accounting policies adopted in the preparation of individual and consolidated financial information of the Company were applied consistently with those adopted and disclosed in Note 2 to the financial statements for the year ended December 31, 2010 and, accordingly, shall be read together with this document.

2.1     Consolidated interim information

The Company’s quarterly consolidated information, which includes the financial statements of subsidiaries and the joint ventures indicated in Note 8, was prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

2.   Presentation of interim information--Continued

2.2     Interim consolidated information--Continued

The Company carried out the proportionate consolidation of the financial statements of the jointly-controlled investees listed below, which main information is the following:

									Net	Net		Net income
	%	Current		Non-Current		Equity	Net	Gross	operating	Financial	Income tax	(loss)
	ownership										and social
Investees	interest	Assets	Liabilities	Assets	Liabilities		Revenue	Result	expenses	Income	contribution	for the year
Gafisa SPE-46 Emp. Imob. Ltda.	60%	19,879	5,090	1,075	12,598	3,266	1,013	699	(3)	229	(101)	823
Gafisa SPE-40 Emp. Imob. Ltda.	50%	8,505	2,600	1,693	151	7,447	454	393	(10)	35	(15)	403
Dolce Vita Bella Vita SPE S/A	50%	2,062	1,807	3,586	7	3,834	28	25	(0)	4	(2)	27
Saíra Verde Emp. Imob. Ltda.	70%	874	(454)	(604)	25	699	70	68	(1)	9	(3)	73
DV SPE S/A	50%	2,338	472	245	136	1,974	21	15	(0)	(0)	1	16
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.	80%	36,448	9,589	450	11,310	15,999	(178)	(178)	(83)	(1)	6	(269)
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE
Ltda.	45%	1,923	7	1,517	61	3,373	289	211	(4)	30	(10)	227
Península I SPE S/A	50%	9,278	11,212	(277)	247	(2,458)	(177)	(194)	(43)	18	4	(216)
Península 2 SPE S/A	50%	8,275	11,054	3,220	2,924	(2,483)	810	412	(0)	21	(2,940)	(2,507)
Villaggio Panamby Trust S/A	50%	4,958	623	116	(37)	4,488	482	425	(0)	3	(140)	288
Gafisa SPE-44 Emp. Imob. Ltda.	40%	3,438	588	921	58	3,713	-	-	(0)	(0)	-	(0)
Gafisa SPE-65 Emp. Imob. Ltda.	80%	38,758	24,301	263	1,666	13,053	11,036	1,654	(403)	160	(601)	811
Gafisa SPE-71 Emp. Imob. Ltda.	80%	43,843	25,732	349	4,992	13,468	10,643	2,505	(120)	(2)	(564)	1,819
Gafisa SPE-73 Emp. Imob. Ltda.	80%	10,659	911	1,758	5,521	5,986	521	(49)	(1,173)	(3)	102	(1,418)
Gafisa SPE- 76 Emp. Imob. Ltda.	50%	143	38	-	24	82	-	-	(0)	-	-	(0)
Gafisa SPE-85 Emp. Imob. Ltda.	80%	79,671	54,910	54,286	38,940	40,107	29,121	9,256	191	238	(1,490)	8,195
Gafisa SPE-102 Emp. Imob. Ltda.	80%	1,787	688	1	1,071	29	-	-	(8)	14	(2)	4
Gafisa SPE-104 Emp. Imob. Ltda.	50%	2	8	-	-	(6)	-	-	(0)	-	(7)	(7)
Sítio Jatiuca Empreendimento Imobiliário SPE
Ltda.	50%	113,551	58,972	795	31,952	23,422	13,552	7,165	(450)	294	(585)	6,424
Deputado José Lajes Empreendimento Imobiliário
SPE Ltda.	50%	3,881	783	14	3,363	(252)	27	163	(3)	52	(11)	207
Alto da Barra de São Miguel Empreendimento
Imobiliário SPE Ltda.	50%	20,524	3,955	279	28,011	(11,163)	532	(7,927)	(780)	(6)	(14)	(8,728)
Reserva & Residencial Spazio Natura
Empreendimento Imobiliário SPE Ltda.	50%	1,814	4	-	432	1,378	-	-	(1)	-	-	(1)
Gafisa SPE 116 Emp. Imob. Ltda	50%	57,712	39,018	3	18,733	(35)	-	(8)	(31)	-	3	(36)
BKO ENGENHARIA E COMERCIO LTDA	50%	8,817	791	238	854	7,410	548	(945)	(78)	135	81	(807)

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

2.   Accounting policies--Continued

2.2     Interim consolidated information--Continued

									Net	Net		Net income
	%	Current		Non-Current		Equity	Net	Gross	operating.	Financial	Income tax	(loss)
	ownership										and social
Investees	interest	Assets	Liabilities	Assets	Liabilities		Revenue	Result	Income	Income	contribution	for the year
O Bosque Empr. Imob. Ltda	60%	9,873	42	288	216	9,903	84	(40)	(15)	(1)	(3)	(58)
Grand Park - Parque das Aguas Emp. Imob. Ltda	50%	55,078	43,410	9,796	1,640	19,824	10,806	764	(176)	(1,701)	(357)	(1,471)
Grand Park - Parque das Arvores Emp. Imob.
Ltda	50%	102,231	43,955	2,932	25,644	35,564	21,489	4,557	(74)	(2,529)	(687)	1,268
Dubai Residencial Emp. Imob. Ltda.	50%	42,802	28,804	9,779	670	23,106	13,882	5,007	(0)	(1,393)	(499)	3,115
Varandas Grand Park Emp. Imob. Ltda.	50%	5,265	2,084	9,079	9,757	2,503	2,944	395	(96)	(1)	(109)	189
PRIME SPE FRANERE GAFISA 07 EMP	50%	2,908	2,982	3,654	4,306	(726)	2,833	228	(656)	6	(118)	(540)
Costa Maggiore Emp. Imob. Ltda.	50%	16,247	3,080	14,735	14,337	13,565	3,778	584	(392)	97	83	364
City Park Brotas Emp. Imob. Ltda.	50%	10,948	2,018	33	7,955	1,008	4,849	361	6	193	(209)	352
City Park Acupe Emp. Imob. Ltda.	50%	9,162	1,655	55	5,802	1,760	3,536	176	18	201	(175)	221
Patamares 1 Emp. Imob. SPE Ltda.	50%	26,515	5,061	-	12,266	9,189	10,357	1,990	15	616	(511)	2,110
Graça Emp. Imob. Ltda.	50%	11,674	241	-	10,689	744	-	(11)	-	(0)	-	(11)
Acupe Exclusive Emp. Imob. Ltda.	50%	3,128	1,884	10	914	340	1,331	(54)	22	80	(70)	(22)
Manhattan Square Emp. Imob. Comercial 01 SPE
Ltda.	50%	67,356	17,327	(0)	40,431	9,597	19,006	2,858	(171)	101	(1,575)	1,213
Manhattan Square Emp. Imob. Comercial 02 SPE
Ltda.	50%	7,872	34	-	6,609	1,229	-	-	(1)	(6)	-	(7)
Manhattan Square Emp. Imob. Residencial 02
SPE Ltda.	50%	19,517	4	-	16,932	2,581	-	(14)	-	(12)	-	(26)
Manhattan Square Emp. Imob. Residencial 01
SPE Ltda.	50%	145,636	28,412	(0)	120,807	(3,583)	18,361	(1,717)	(689)	586	223	(1,597)
FIT 13 SPE Emp. Imob. Ltda.	50%	24,639	889	8,600	7,894	24,455	21,277	7,490	(363)	832	(833)	7,127
API SPE 29 - Planej.e Desenv.de
Empreend.Imob.Ltda	50%	40,424	24,335	1,410	6,427	11,072	23,754	8,739	(709)	140	(483)	7,686
API SPE 28 - Planej.e Desenv.de
Empreend.Imob.Ltda	50%	94,353	28,361	123	24,962	41,153	32,940	13,263	(277)	96	1,035	14,052
Parque do Morumbi Incorporadora LTDA.	80%	19,530	13,592	-	1,230	4,708	4,178	1,492	(544)	247	(750)	445
Aram SPE Empreendimentos Imobiliários Ltda	80%	28,143	11,070	-	4,993	12,080	7,026	2,812	(88)	3	(200)	2,527
Panamby Ribeirão Preto Empreendimentos
Imobiliários SPE Ltda	55%	15,038	72	302	1,397	13,871	-	-	(136)	(2)	-	(138)
Gafisa SPE-48 S/A	80%	112,904	50,435	538	6,015	56,992	4,206	(7,153)	(288)	508	(305)	(7,238)
Gafisa SPE-55 S.A.	80%	86,229	35,521	419	2,203	48,924	31,083	9,264	(717)	145	(1,355)	7,338
Gafisa SPE-77 Emp. Imob. Ltda	65%	81,698	18,323	32,917	49,297	46,996	14,383	6,346	(61)	(173)	(689)	5,423
Saí Amarela S/A	50%	5,566	2,568	(725)	112	2,160	147	133	(2)	(71)	(2)	58
Sunshine S.A	60%	14,294	12,098	3,801	279	5,718	237	228	(0)	24	(15)	237
Cyrela Gafisa SPE Ltda	50%	3,086	542	-	114	2,431	(1,329)	(1,055)	447	248	45	(315)

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

3.          New pronouncements issued by the IASB

Until disclosure date of the interim individual and consolidated financial information, the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2011:

New Standards	Mandatory application for years beginning as from:
IFRS 9 – Financial Instruments (i)	January 1, 2013
New Interpretations
Amendment to IFRS 7 – Financial Instruments: Disclosures Transfer of Financial Assets	January 1, 2013

(i)         IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect this change to cause impact on its consolidated financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations.

The following pronouncements and interpretations issued by the IASB shall be mandatorily applied for the fiscal years indicated below. Such changes did not have impact on or have already been reflected in the interim consolidated information of the Company.

New Standards	Mandatory application for years beginning as from:
IAS 24 – Revised Related Parties: Disclosure (i)	January 1, 2011
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (ii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of a minimum funding requirement (iii)	January 1, 2011
IFRIC 10 – Consolidated financial statements (iv)	January 1, 2013
IFRIC 11 – Joint ventures (v)	January 1, 2013
IFRIC 12 – Disclosure of investments in other entities (vi)	January 1, 2013
IFRIC 13 – Measurement of the fair value (vii)	January 1, 2013
Amendments to Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011

(i)           It simplifies the disclosure requirements for government entities and clarifies the definition of the term related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011.

(ii)            IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of the International Financial Reporting Standards (IFRS) when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

(iii)           This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements

(iv)           IFRS 10 supersedes SIC 12 and IAS 27 and applies to the consolidated financial statements where a company controls one or more companies.

(v)            IFRS supersedes SIC 13 and IAS 31 and applies to jointly-controlled companies.

(vi)           IFRS 12 addresses disclosure of ownership interest in other companies, which purpose is to inform users of the risks, nature, and impact of such ownership interest on the financial statements.

(vii)        IFRS 13 applies where other pronouncements issued by IFRS require or allow measurements or disclosure of fair value (and measurements such as fair value less selling cost, based on the fair value or disclosure of such measurements).

There are no other standards or interpretations issued and not yet adopted that may, in Management’s opinion, produce significant impact on the income statement or the equity disclosed by the Company.

The Brazilian FASB (CPC) has not yet issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

(A free translation of the original in Portuguese)

  Quarterly information - 06/30/2011 – Gafisa S.A.

4.   Cash and cash equivalents, and marketable securities and collaterals

4.1     Cash and cash equivalents

	Individual		Consolidated
Type of transaction	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Cash and cash equivalents
Cash and banks	29,322	30,524	223,472	172,336
Securities purchased under agreement to resell	2,560	35,568	106,711	84,046

Total cash and cash equivalents	31,882	66,092	330,183	256,382

Securities purchased under agreement to resell include interest earned from 70.0% to 101.0% (December 31, 2010 – 98.15% to 104.0%) of Interbank Deposit Certificates (CDI’s). Both transactions are made in first class financial institutions.

4.2     Marketable Securities and collaterals

	Individual		Consolidated
Type of transaction	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Available for sale
Investment funds	-	-	4,339	3,016
Government securities	315,797	94,878	350,459	117,001
Bank deposit certificates	68,537	82,004	212,754	183,562
Restricted cash in guarantee to loans (a)	18,054	297,911	43,693	453,060
Restricted credits (b)	-	-	205,112	171,627
Other (c)	16,500	16,500	16,500	16,500

Total marketable securities and collaterals	418,888	491,295	832,897	944,766

(a)  Restricted cash in guarantee to loans in fixed-income fund, whose shares are valued by investments only in federal government bonds, indexed to fixed and floating rates and/or price indexes, and made available when the ratio of restricted receivables in guarantee of debentures reach 120% of the debt balance.

(b)  Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a government real estate finance aid, which are in process of approval at the Caixa Econômica Federal. These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expects to receive in up to 90 days.

(c)    Additional Construction Potential Certificates (CEPAC’s)

As of June 30, 2011, the Bank Deposit Certificates (CDB’s) include interest earned from 98.00% to 108.5% (December 31, 2010 – 98.00% to 108.5%) of Interbank Deposit Certificates (CDI’s).

(A free translation of the original in Portuguese)

4.   Cash and cash equivalents and marketable securities and collaterals--Continued

4.2     Marketable securities and collaterals--Continued

     In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPAC’s) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At June 30, 2011, the CEPAC’s, recorded in the heading “Other,” have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future.

Such issue was registered with the CVM under the No. CVM/SRE/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of June 30, 2011 and December 31, 2010, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, financial investments in Investment Funds in which the Company has exclusive interest are consolidated.

Exclusive funds are as follows:

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDB’s and Bank Receipts of Deposits (RDB’s), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with earnings at any time.

The breakdown of securities, which comprise the exclusive investment funds at June 30, 2011, is as follows:

(A free translation of the original in Portuguese)

4.   Cash and cash equivalents and marketable securities and collaterals--Continued

4.2     Marketable securities and collaterals--Continued

Arena

Cash	(247)
Government securities (LFT)	350,441
Corporate securities (CDB-DI)	13,852
364,046

The breakdown of the portfolio of exclusive funds is classified in the above tables according to their nature.

5.   Trade accounts receivable

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Real estate development and sales	1,847,001	1,698,641	5,875,640	5,309,664
( - ) Adjustments to present value	(22,193)	(24,200)	(120,183)	(104,666)
Services and construction	51,256	57,826	52,991	59,737
Other receivables	16,562	6,833	16,562	6,653
	1,892,626	1,739,100	5,825,010	5,271,388

Current	1,073,125	1,039,549	3,653,708	3,158,074
Non-current	819,501	699,551	2,171,302	2,113,314

The non-current portions fall due as follows:

	Individual		Consolidated
Maturity	06/30/2011	12/31/2010	06/30/2011	12/31/2010
2012	152,890	299,445	575,228	969,363
2013	355,689	254,207	946,154	727,891
2014	143,201	39,462	384,888	168,912
2015	44,467	31,212	73,307	82,744
2016 onwards	123,254	75,225	191,725	164,404
	819,501	699,551	2,171,302	2,113,314

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

5.   Trade accounts receivable--Continued

(i)     The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

              The consolidated balances of advances from clients (development and services), which exceed the revenues recorded in the period, aggregate R$207,838 at June 30, 2011 (R$158,145 at December 31, 2010), and are classified in payables for purchase of land and advances from customers (Note 14).

              Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as revenue from real estate development; the amounts recognized for the periods ended June 30, 2011 and 2010 totaled R$8,678 and R$15,101, respectively.

              The allowance for doubtful accounts is estimated considering expected losses on accounts receivable.

              The balance of allowance for doubtful accounts recorded amounts to R$25,301 (consolidated) at June 30, 2011 (December 31, 2010 – R$18,016), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended June 30, 2011, the changes in the allowance for doubtful accounts are summarized as follows:

Consolidated
2011
Balance at December 31	18,916
Additions	6,385
Write-offs	-
Closing balance	25,301

              The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended June 30, 2011 totaled R$(2,007) (Company) and R$15,517 (consolidated), respectively.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

5.   Trade accounts receivable--Continued

              Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22 to the financial statements at December 31, 2010. The rate applied by the Company and its subsidiaries stood at 4.42% for the period ended June 30, 2011 (5.02% at December 31, 2010), net of Civil Construction National Index (INCC).

(ii)    On March 31, 2009, the Company entered into a Receivables Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FIDC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as a collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$ 18,958 (present value); at June 30, 2011 it totaled R$16,918 (Note 8). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at June 30, 2011, receivables amounting to R$28,372 in the group of trade accounts receivable, and R$11,455 is reflected in the heading Payables to venture Partners and Other, the balance of subordinated shares held by the Company being eliminated in this consolidation process;

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

5.   Trade accounts receivable--Continued

(iii)   On June 26, 2009, the Company and its subsidiaries entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified in the heading Payables to Venture Partners and Other – Assignment of Credits.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance. These 8 CCIs are backed by receivables, whose installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has security interest represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee of the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

(iv)   On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising pre-selected residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 in exchange for cash, at the transfer date, discounted to present value, for R$171,694, recorded in the heading “Payables to venture partners and other – Credit Assignment.”

The Assigned Credits meet the validation eligibility criteria at the date of execution of the corresponding Assignment Agreement. Upon compliance with the validation eligibility criteria, the Company shall have no more than 18 months to regularize the Assigned Credits, as per the eligibility criterion after regularization, during which period the Company remains co-liable through its subsidiaries.

During the regularization period, Gafisa was hired and will be remunerated for performing, among other duties, receivables collection management, guarantee of the Assignment, and collection of past due receivables. After the regularization period, receivable management will be performed by an outsourced company, as provided under the transaction contract.

Balance at June 30, 2011 is R$77,774 (December 31, 2010 – R$ 37,714) in the Company and R$ 282,858 (December 31, 2010 - R$ 88,442) in the consolidated.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

6.   Properties for sale

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Land	472,528	390,922	1,052,559	854,652
(-)Adjustment to present value	(3,408)	(14,839)	(8,289)	(20,343)
Property under construction	237,996	339,909	997,408	959,934
Completed units	195,641	165,898	293,073	272,923

	902,757	881,890	2,334,751	2,067,166

Current portion	817,130	653,996	1,988,093	1,568,986
Non-current portion	85,627	227,894	346,658	498,180

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. As disclosed in Note 14, at June 30, 2011, the balance of land acquired through barter transactions totaled R$36,678 (December 31, 2010 - R$ 41,018) in the Company and R$103,602 (December 31, 2010 – R$86,228) in the consolidated.

As disclosed in Note 10, the balance of financial charges at June 30, 2011 amounts to R$94,773 (December 31, 2010 – R$ 116,287) in the Company and R$154,961 (December 31, 2010 – R$ 146,541) in the consolidated.

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 14).

In the period ended June 30, 2011, the amount recognized as costs of development, sales and barter transactions was R$ 503,744 (2010 - R$ 560,767) in the Company and R$ 1,438,012 (2010 – R$ 1,302,879) in the consolidated.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

7.   Other accounts receivable

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Current accounts related to real estate ventures (a) (Note 18)	-	115,629	81,954	75,196
Dividends receivable	45,496	45,496	-	-
Advances to suppliers	21,539	13,902	26,036	16,965
Credit assignment receivable	-	4,093	-	7,896
Customer financing to be released	-	436	8,263	1,309
Recoverable taxes	45,742	35,374	76,031	63,546
Future capital contributions (b)	500,073	366,674	-	-
Loan with related parties (c)	52,788	41,853	91,823	71,163
Judicial deposit	81,443	78,755	94,497	89,271
Other	2,592	4,090	10,424	34,680

	749,673	706,302	389,028	360,026

Current portion	611,697	576,236	201,492	178,305
Non-current portion	137,976	130,066	187,536	181,721

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and cash management are centralized by the lead partner of the enterprise, who manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the movements of amounts reciprocally granted, which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)  As of June 30, 2011, the balance of future capital contributions made by Gafisa in its subsidiary Tenda amounted to R$310,216. The remaining balance refers to future capital contributions to various SPEs that are annually paid in.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

7.   Other accounts receivable and other--Continued

(c)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that Company operations and business with related parties follow market practices (arm’s length). The business and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of both parties involved in the business. The composition and nature of the balance of loans receivable by the Company is shown below.

	Consolidated		Nature	Interest Rate
	06/30/2011	12/31/2010

Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	-	144	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	8,921	7,340	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	3,094	677	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	1,513	1,478	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	623	567	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	2,985	2,503	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	1,137	939	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	1,605	1,557	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	10	10	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	870	791	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	29,356	23,342	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,483	2,356	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	140	101	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	51	48	Construction	10% p.a. fixed rate + TR
Total individual	52,788	41,853

Fit Jardim Botanico SPE Emp. Imob. Ltda	15,674	15,002	Construction	126.5% of the CDI
Fit 09 SPE Emp. Imob. Ltda	5,110	4,440	Construction	126.5% of the CDI
Fit 08 SPE Emp. Imob. Ltda	826	767	Construction	112% of the CDI
Fit 19 SPE Emp. Imob. Ltda	3,961	3,864	Construction	126.5% of the CDI
Acedio SPE Emp. Imob. Ltda	2,718	2,537	Construction	126.5% of the CDI
Fit 25 SPE Emp. Imob. Ltda	-	1,609	Construction	126.5% of the CDI
Jardins da Barra Desenv. Imob. S/A	4,389	-	Construction	-
FIT Roland Garros Empr. Imob. Ltda.	4,461	-	Construction	-
Other	1,895	1,091
Total consolidated	91,823	71,163

In the period ended June 30, 2011, the recognized financial income from interest on loans amounted to R$2,539 in the Company (2010 – R$1,682).

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at June 30, 2011 is R$ 152,856.

As mentioned in Note 1, in May 2010 the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of AUSA. The acquisition of shares had the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the total issue price of R$ 20,282 at carrying amount.

The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012, in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa set up a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa 30%. Gafisa S.A. made a R$ 50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the minimum amount of acquisition is R$25,000 adjusted by the INCC variation, in case the variable portion is lower. Accordingly, the Company’s purchase consideration totaled R$ 90,000. As a result of this transaction, goodwill amounting to R$ 40,687, was recorded based on expected future profitability.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investment in subsidiaries--Continued

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010

Construtora Tenda S.A.	100	100	1,948,534	1,710,208	28,022	35,197
Alphaville Urbanismo S.A.	60	60	282,476	201,758	79,990	33,640
Shertis Emp. Part. S.A.	100	100	51,495	35,158	16,144	1,171
Gafisa FIDC	100	100	16,918	16,895	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	50,919	49,046	1,873	2,561
Península SPE1 S.A.	50	50	(2,458)	(2,242)	(216)	1,018
Península SPE2 S.A.	50	50	(2,483)	24	(2,507)	129
Res. das Palmeiras SPE Ltda.	100	100	2,326	2,333	(7)	59
Villaggio Panamby Trust S.A.	50	50	4,488	4,200	288	(61)
Dolce Vita Bella Vita SPE S.A.	50	50	3,834	4,056	27	3,462
DV SPE S.A.	50	50	1,974	1,958	16	34
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,324	6,528	(204)	285
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	3,373	6,146	227	223
Jardim I Plan., Prom.Vd. Ltda.	100	100	6,037	7,820	(1,822)	(132)
Jardim II Plan., Prom.Vd Ltda.	100	100	325	801	(486)	1,712
Saíra Verde Emp. Imob. Ltda.	70	70	699	626	73	56
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,789	17,663	53	884
Verdes Praças Inc. Im. SPE Ltda.	100	100	26,804	26,730	74	63
Gafisa SPE 32 Emp. Im. Ltda.	100	100	10,289	10,573	(284)	2,156
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,086	4,978	107	341
Gafisa SPE 36 Emp. Im. Ltda.	100	100	8,029	6,995	989	706
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,476	4,561	(124)	197
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,474	9,382	82	471
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,108	4,729	363	284
Gafisa SPE 40 Emp. Im. Ltda.	50	50	7,447	7,944	403	(43)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,551	32,186	351	308
Gafisa SPE 42 Emp. Im. Ltda.	100	100	9,499	5,915	(1,269)	(2,459)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	3,713	3,713	-	(5)

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investment in subsidiaries--Continued

(i)  Ownership interest--Continued

(a)   Information on subsidiaries and jointly-controlled investees --Continued

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010
Gafisa Vendas Int. Imob. Ltda	100	100	551	(1,523)	(779)	294
Gafisa SPE 46 Emp. Im. Ltda.	60	60	3,266	2,443	823	(2,074)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	15,999	16,268	(269)	(293)
Gafisa SPE 49 Emp. Im. Ltda.	100	100	295	295	-	(7)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	10,353	13,008	(2,654)	1,756
Gafisa SPE 53 Emp. Im. Ltda.	100	100	6,310	7,152	(842)	379
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(11)	(8)	(3)	(1)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(23)	(21)	(2)	(1)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	13,053	12,242	811	1,549
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	(1)	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,497	1,491	(172)	(189)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	13,871	12,929	(138)	(11)
Gafisa SPE 71 Emp. Im. Ltda.	80	80	13,468	11,649	1,819	2,983
Gafisa SPE 72 Emp. Im. Ltda.	100	100	12,165	4,845	7,320	117
Gafisa SPE 73 Emp. Im. Ltda.	80	80	5,986	7,403	(1,418)	(892)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(356)	(335)	(21)	4
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(77)	(76)	-	(3)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	82	83	-	(1)
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(340)	(16)	(324)	(13)
Gafisa SPE 80 S.A.	100	100	(9)	(9)	1	(4)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	2,924	1,679	1,245	(830)
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(570)	(368)	(201)	(7)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	15,397	14,653	649	554
Gafisa SPE 85 Emp. Im. Ltda.	80	80	40,107	31,911	8,195	9,236
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(973)	(353)	(620)	(337)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	20,263	16,404	3,304	631
Gafisa SPE 89 Emp. Im. Ltda.	100	100	55,871	50,636	3,432	6,429
Gafisa SPE 90 Emp. Im. Ltda.	100	100	4,477	1,941	2,067	2,162
Gafisa SPE 91 Emp. Im. Ltda.	100	100	-	1,593	334	-
Gafisa SPE 92 Emp. Im. Ltda.	100	100	8,075	4,998	3,077	594
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,181	895	286	313
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	-

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(a)   Information on subsidiaries and jointly-controlled investees --Continued

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(5)	(4)	(1)	(5)
Gafisa SPE 102 Emp. Im. Ltda.	80	80	29	25	4	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	(6)	1	(7)	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	9,218	5,558	3,660	5,214
Gafisa SPE 107 Emp. Im. Ltda.	100	100	11,118	5,299	2,319	6,735
Gafisa SPE 109 Emp. Im. Ltda.	100	100	787	371	416	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	1,243	(916)	2,158	(964)
Gafisa SPE 111 Emp. Im. Ltda.	100	100	640	(41)	681	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	4,976	3,201	1,775	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	(954)	1	(955)	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	100	(34)	1	-	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	2,020	1	(7)	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 119 Emp. Im. Ltda.	100	100	(7)	1	(8)	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	100	80	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	9,903	8,791	(58)	(70)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(11,163)	(2,435)	(8,728)	3,373
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(252)	(459)	207	879
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	23,422	16,998	6,424	492
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	1,378	1,379	(1)	(7)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	19,824	20,907	(1,471)	3,203
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	35,564	35,588	1,268	3,196
Dubai Residencial Emp Im. Ltda.	50	50	23,106	21,227	3,115	2,160
Costa Maggiore Emp. Im. Ltda.	50	50	13,565	13,033	364	2,058
City Park Brotas Emp. Imob. Ltda.	50	50	1,008	650	352	194

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest--Continued

(a)   Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010
City Park Acupe Emp. Imob. Ltda.	50	50	1,760	1,531	221	342
Patamares 1 Emp. Imob. Ltda.	50	50	9,189	7,187	2,110	648
Acupe Exclusive Emp. Imob. Ltda.	50	50	340	361	(22)	(88)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	9,597	7,152	1,213	1,551
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,229	1,236	(7)	(1)
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(3,583)	(3,376)	(1,597)	5,832
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,581	2,606	(26)	(2)
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	41,153	25,594	14,052	1,843
Graça Emp. Imob. SPE Ltda.	50	50	744	755	(11)	(51)
Varandas Grand Park Emp. Im. Ltda.	50	50	2,503	2,319	189	1,928
FIT 13 SPE Emp. Imob. Ltda.	50	50	24,455	19,328	7,127	1,171
SPE Pq Ecoville Emp Im S.A.	50	50	11,072	3,385	7,686	-
Apoena SPE Emp Im S.A.	80	50	7,410	8,683	(1,272)	-
Parque do Morumbi Incorporadora Ltda.	80	80	4,708	4,116	445	-
Prime Grand Park Emp. Im. Ltda.	50	50	(726)	(250)	(540)	-
Aram SPE Emp. Imob. Ltda.	80	-	12,080	-	2,527	-

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(b) Breakdown of investments

	Ownership interest - %		Investments		Equity accounts
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010

Construtora Tenda S.A.	100	100	1,948,534	1,710,208	28,022	35,197
Alphaville Urbanismo S.A.	60	60	169,486	121,055	48,431	20,184
Shertis Emp. Part. S.A.	100	100	51,495	35,372	16,144	2,592
Gafisa FIDC	100	100	16,918	16,895	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	50,919	49,046	1,873	2,561
			2,237,352	1,932,576	94,470	60,534

Península SPE1 S.A.	50	50	(1,229)	(1,121)	(108)	509
Península SPE2 S.A.	50	50	(1,241)	12	(1,253)	64
Res. das Palmeiras SPE Ltda.	100	100	2,326	2,333	(7)	59
Villaggio Panamby Trust S.A.	50	50	2,244	2,100	144	(31)
Dolce Vita Bella Vita SPE S.A.	50	50	1,917	2,028	14	1,731
DV SPE S.A.	50	50	987	979	8	17
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,324	6,528	(204)	285
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	1,518	2,766	102	100
Jardim I Plan., Prom.Vd Ltda.	100	100	6,037	7,820	(1,822)	(132)
Jardim II Plan., Prom.Vd Ltda.	100	100	325	801	(486)	1,712
Saíra Verde Emp. Imob. Ltda.	70	70	490	438	51	39
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,789	17,663	53	884
Verdes Praças Inc.Im.SPE Ltda	100	100	26,804	26,730	74	63
Gafisa SPE 32 Emp. Im. Ltda.	100	100	10,289	10,573	(284)	1,725
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,086	4,978	107	341
Gafisa SPE 36 Emp. Im. Ltda.	100	100	8,029	6,995	989	706
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,476	4,561	(124)	197
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,474	9,382	82	471
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,108	4,729	363	284
Gafisa SPE 40 Emp. Im. Ltda.	50	50	3,723	3,972	202	(22)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,551	32,186	351	308
Gafisa SPE 42 Emp. Im. Ltda.	100	100	9,499	5,915	(1,269)	(2,459)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	1,485	1,485	-	(2)
Gafisa Vendas Int. Imob. Ltda	100	100	551	(1,522)	(779)	294
Gafisa SPE 46 Emp. Im. Ltda.	60	60	1,960	1,466	494	(1,245)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	12,799	13,014	(215)	(234)
Gafisa SPE 49 Emp. Im. Ltda.	100	100	295	295	-	(7)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	10,353	13,008	(2,654)	1,405
Gafisa SPE 53 Emp. Im. Ltda.	100	100	6,310	7,152	(842)	303
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(11)	(8)	(3)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(23)	(21)	(2)	(1)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	10,443	9,794	649	1,239
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	(1)
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,497	1,491	(172)	(189)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	7,629	7,111	(76)	(6)

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments --Continued

	Ownership interest - %		Investments		Equity accounts
Direct investees	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	06/30/2010
Gafisa SPE 71 Emp. Im. Ltda.	80	80	10,774	9,319	1,455	2,386
Gafisa SPE 72 Emp. Im. Ltda.	100	100	12,165	4,845	7,320	93
Gafisa SPE 73 Emp. Im. Ltda.	80	80	4,789	5,923	(1,134)	(713)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(356)	(335)	(21)	4
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(77)	(76)	-	(3)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	41	42	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(340)	(16)	(324)	(13)
Gafisa SPE 80 S.A.	100	100	(9)	(9)	1	(4)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	2,924	1,679	1,245	(830)
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(570)	(368)	(201)	(7)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	15,397	14,653	649	554
Gafisa SPE 85 Emp. Im. Ltda.	80	80	32,085	25,529	6,556	7,389
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(973)	(353)	(620)	(337)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	20,263	16,404	3,304	-
Gafisa SPE 89 Emp. Im. Ltda.	100	100	55,871	50,636	3,432	6,429
Gafisa SPE 90 Emp. Im. Ltda.	100	100	4,477	1,941	2,067	2,162
Gafisa SPE 91 Emp. Im. Ltda.	100	100	-	1,593	-	-
Gafisa SPE 92 Emp. Im. Ltda.	100	100	8,075	4,998	3,077	475
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,181	895	286	313
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	5	-	-
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(5)	(4)	(1)	(5)
Gafisa SPE 102 Emp. Im. Ltda.	80	80	23	20	3	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	(3)	1	(4)	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	9,218	5,558	3,660	5,214
Gafisa SPE 107 Emp. Im. Ltda.	100	100	11,118	5,299	2,319	6,735
Gafisa SPE 109 Emp. Im. Ltda.	100	100	787	371	416	(964)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	1,243	(916)	2,158	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	640	(41)	681	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	4,976	3,201	1,775	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	(954)	1	(955)	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	50	100	(17)	1	-	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	2,020	1	(7)	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	1	1	-	-

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments --Continued

	Ownership interest - %		Investments			Equity accounts
Direct investees	06/30/2011	12/31/2010	06/30/2011		12/31/2010	06/30/2011	06/30/2010
Gafisa SPE 119 Emp. Im. Ltda.	100	100	(7)		1	(8)	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	100	80	1		1	-	-
O Bosque Empr. Imob. Ltda.	60	60	5,942		5,275	667	(42)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(5,581)		(1,217)	(4,364)	1,687
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(126)		(229)	103	440
Sítio Jatiuca Emp Im. SPE Ltda.	50	50	11,711		8,499	3,212	247
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	689		690	(1)	(4)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	9,912		10,453	(541)	1,602
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	17,782		17,794	(1,525)	1,545
Dubai Residencial Emp Im. Ltda.	50	50	11,553		10,614	939	1,247
Costa Maggiore Emp. Im. Ltda.	50	50	6,782		6,517	266	1,081
City Park Brotas Emp. Imob. Ltda.	50	50	504		325	179	857
City Park Acupe Emp. Imob. Ltda.	50	50	880		765	114	647
Patamares 1 Emp. Imob. Ltda	50	50	4,594		3,593	1,001	382
Acupe Exclusive Emp. Imob. Ltda.	50	50	170		181	(11)	47
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	4,799		3,576	1,223	776
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	615		618	(3)	87
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(1,791)		(1,688)	(103)	2,916
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,290		1,303	(13)	91
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	20,756		12,772	7,779	1,503
Graça Emp. Imob. SPE Ltda	50	50	372		377	(6)	232
Varandas Grand Park Emp. Im. Ltda.	50	50	1,251		1,159	92	964
FIT 13 SPE Emp. Imob. Ltda	50	50	12,228		9,664	3,564	394
SPE Pq Ecoville Emp Im S.A.	50	50	5,536		1,693	3,843	-
Apoena SPE Emp Im S.A.	50	50	5,928		4,341	(636)	-
Parque do Morumbi Incorporadora Ltda.	80	80	3,767		3,293	474	-
Prime Grand Park Emp. Im. Ltda.	50	50	(363)		(125)	(238)	-
Aram SPE Emp. Imob. Ltda	80	-	9,664		-	2,091	-
OCPC 01 Adjustment – interest capitalization			4,146	4,146
			533,248		456,516	48,617	54,616

Provision for loss on investments (c)			13,851		8,227

			2,784,451		2,397,319	143,087	115,150

Other investments (a)			311,010		327,797
Goodwill on acquisition of subsidiaries (b)			193,543		193,543

Total investments			3,289,004		2,918,659

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments--Continued

(a)   As a result of the setting up in January 2008 of a special partnership (SCP), the Company started holding units of interest in such partnership that totals R$311,010 at June 30, 2011 (December 31, 2010 - R$327,797), as described in Note 12.

(b)   See composition in Note 9.

(c)    Provision for capital deficiency is recorded in heading “Payables to venture partners and other.”

9.   Intangible assets

The breakdown is as follows:

	Consolidated
	06/30/2011	12/31/2010
	Balance	Balance
Goodwill
AUSA	152,856	152,856
Cipesa	40,687	40,687

	193,543	193,543
Other intangible assets	22,081	16,411

	215,624	209,954

“Other intangible assets” refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

9.   Intangible assets --Continued

The Company did not estimate the recovery of the carrying amount of goodwill for the period ended June 30, 2011, once there was not any indication of possible impairment.

10. Loans and financing

		Individual		Consolidated
Type of operation	Annual interest rate	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Certificate of Bank Credit – CCB and working capital	1.0 % to 2.20% + CDI	780,690	531,905	963,955	664,471
National Housing System	TR + 8.30 % to 12.68%	319,435	365,098	735,358	745,707
Assumption of debt in connection with inclusion of subsidiaries ‘debt	TR + 12%	4,060	-	4,060	-
		1,104,185	897,003	1,703,373	1,410,178

Current portion		373,984	471,909	689,412	797,903
Non-current portion		730,201	425,094	1,013,961	612,275

Rates

▪  CDI – Interbank Deposit Certificate;

▪  TR – Referential Rate.

Funding for developments – SFH and for working capital correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures.

In June 2011, eight certificates of bank credit - CCBs were issued in the Company, totaling R$ 65 million. The CCBs are guaranteed by statutory lien on 30,485,608 units in Gafisa SPE-89 Empreendimentos Imobiliários S.A.’s capital.

In AUSA, eight CCBs were issued, totaling R$ 55 million. The CCBs are guaranteed by statutory lien on 500,000 units in Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.’s capital.

Funds from the aforesaid CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage rates and liquidity of the Company. Those covenants were complied with on June 30, 2011.

As of June 30, 2011, the Company and its subsidiaries had resources for approximately 90 ventures amounting to R$452,671 (Company – unaudited) and R$1,163,407 (consolidated – unaudited) that were approved to be released and will be used in future periods, as these developments progress physically and financially, according to the Company’s project schedule.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

10. Loans and financing --Continued

Non-current installments are due as follows:

	Individual		Consolidated
Maturity	06/30/2011	12/31/2010	06/30/2011	12/31/2010
2012	128,618	145,047	251,153	245,166
2013	99,852	58,519	200,906	119,912
2014	272,759	221,528	295,324	247,197
2015 onwards	228,972	-	266,578	-
	730,201	425,094	1,013,961	612,275

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units (amount of R$2,862,907).

The Company has restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants, at June 30, 2011 and December 31, 2010, are disclosed in note 11.

Financial expenses of loans, financing and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 12.5% at June 30, 2011.

	Individual		Consolidated
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Gross financial charges	107,889	106,589	209,943	183,658
Capitalized financial charges	(45,556)	(33,697)	(103,718)	(58,273)

Net financial charges	62,333	72,892	106,225	125,385

Financial charges included in Properties for sale

Opening balance	116,287	69,559	146,541	91,568
Capitalized financial charges	45,556	33,697	103,718	58,273
Charges appropriated to income	(67,070)	(32,048)	(95,298)	(47,945)

Closing balance	94,773	71,208	154,961	101,896

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

11. Debentures

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Third Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000, with the below features.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, of unsecured type, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000. In May 2010, the Company amended this indenture, changing the maturity to four years and ten months.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in funding real estate ventures focused only on the popular segment.

In November 2010, the Company obtained approval for its eighth placement of nonconvertible simple debentures, in the amount of R$ 300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

11. Debentures--Continued

				Individual		Consolidated
Program/placement	Principal	Annual remuneration	Maturity	06/30/2011	12/31/2010	06/30/2010	12/31/2010

Third program / first placement – Fifth placement	250,000	107.20% CDI	June 2013	253,917	253,355	253,917	253,355
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	116,877	109,713	116,877	109,713
Seventh placement	600,000	TR + 8.25%	December 2014	599,676	598,869	599,676	598,869
Eighth placement / First placement	288,427	CDI + 1.95%	October 2015	293,619	293,661	293,619	293,661
Eighth placement / Second placement	11,573	IPCA + 7.96%	October 2016	12,844	11,898	12,844	11,898
First placement (Tenda)	600,000	TR + 8%	April 2014	-	-	612,882	612,435
				1,276,933	1,267,496	1,889,815	1,879,931

Current portion				140,906	14.097	153.788	26.532
Non-Current portion				1,136,027	1,253,399	1,736,027	1,853,399

Current and non-current installments are due as follows:

	Individual		Consolidated
Maturity	06/30/2011	12/31/2010	06/30/2011	12/31/2010
2011	-	-	-	-
2012	11	122,557	150,010	272,557
2013	422,946	422,557	722,947	722,557
2014	558,378	408,707	708,378	558,707
2015 onwards	154,692	299,578	154,692	299,578
	1,136,027	1,253,399	1,736,027	1,853,399

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$ 248,845 at June 30, 2011 (R$624,687 at December 31, 2010) is pledged to cover the ratio of restrictive debenture covenants.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

11. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2011 and at December 31, 2010 are as follows:

	06/30/2011	12/31/2010
Fifth placement
Total debt less SFH debt, less cash and cash equivalents and marketable securities (1) cannot exceed 75% of equity	45%	36%
Total accounts receivable plus inventory of finished units required to be 2.2 times over net debt	4.3 times	4.6 times

Seventh placement
EBIT(2) balance shall be 1.3 times under the net financial expense	-4.9 times	-10.7 times
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects (3)	21.9 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	12.5%	3.5%

Eighth placement – first and second placement
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects	21.9 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	12.5%	3.5%

First placement – Tenda
The EBIT(2) balance shall be 1.3 times over the net financial expense	119.1 times	5.7 times
The debt ratio, calculated as total accounts receivable plus inventory, divided by net debt plus project debt, must be > 2 or < 0, where TR(4) + TE(5) is always > 0	-9.4	-11.8
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by shareholders’ equity, must not exceed 50% of the shareholders ‘equity.	-24.6%	21%

(1) Cash and cash equivalents and marketable securities refer to cash and cash equivalents, marketable securities, restricted cash in guarantee to loans, and restricted credits.

(2) EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3) Project debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4) Total receivables

(5) Total inventory

At June 30, 2011, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

11. Debentures--Continued

Expenses for placement of debentures and their effective interest rates are shown below:

Placement	Transaction cost	Effective interest rate	Cost of transaction to be appropriated

Fifth placement	1,179	11.66%	815
Sixth placement	2,077	Series 1: 12.60%	1,082
		Series 2: 10.88%
Seventh placement	7,040	11.00%	4,821
Eight placement	2,328	Series 1: 14.87%	2,727
		Series 2: 13.54%
First placement (Tenda)	924	9.79%	539

	13,548		9,984

Current portion			2,884
Non-current portion			7,100

12. Payables to venture partners and other

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Payable to venture partners (a)	300,000	300,000	380,000	380,000
Usufruct on shares (c)	45,000	-	80,000	-
Current accounts related to developments (Note 18.1)	50,744	-	-	-
Credit assignments (b)	77,774	37,714	282,858	88,442
Acquisition of investments	1,979	3,094	20,703	23,062
Other accounts payable	58,886	42,388	111,701	72,722
Rescission reimbursement payable and provisions	1,013	-	22,115	31,272
Mandatory dividends to investors	-	-	16,728	24,264
FIDC obligations (b)	-	-	11,455	18,070
Provision for warranty	23,376	22,391	43,769	39,025
Deferred Pis and Cofins	-	-	35,359	29,328
Provision for capital deficiency	13,851	8,227	-	-

	572,623	413,814	1,004,688	706,185

Current portion	169,955	105,340	233,339	149,952
Non-current portion	402,668	308,474	771,349	556,233

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

12. Payables to venture partners and other--Continued

(a)  In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of June 30, 2011, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of June 30, 2011, payables to venture partners were recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of June 30, 2011, the amount accrued totaled R$14,036. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of June 30, 2011, the Company was in compliance with these clauses.

In relation to the consolidated financial statements, in April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of June 30, 2011, this entity subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of June 30, 2011, payables to investors/venture partners are recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of June 30, 2011, the provisioned amount totals R$2,692. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of June 30, 2011, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as financial expenses in the financial statements.

(b)  Refers to the operation on assignment of receivables portfolio (see Note 5(ii), (iii) and (iv)).

(c)  As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 10, the Company and subsidiary AUSA entered into a paid beneficial interest agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$ 45,000 and R$ 35,000, respectively. Recorded based on amortized cost using the effective transaction rate.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

13. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

In the three-month period ended June 30, 2011, the changes in the provision are summarized as follows:

Individual	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2010	81,153	640	5,168	86,961
Additional provision	5,750	502	8,326	14,578
Payment and reversal of provision not used	(1,872)	(14)	(4,274)	(6,160)
Balance at June 30, 2011	85,031	1,128	9,220	95,379

Current portion				21,598
Non-current portion				73,781

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2010	102,828	12,108	23,756	138,692
Additional provision	10,190	882	16,135	27,207
Payment and reversal of provision not used	(7,778)	(18)	(9,695)	(17,490)
Balance at June 30, 2011	104,294	13,262	30,853	148,409

Current portion				21,598
Non-current portion				126,811

(i)      Civil, tax and labor claims

(a)    As of June 30, 2011, the provisions related to civil claims include R$73,781 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,402, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$63,587, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

13. Provision for legal claims and commitments--Continued

(i)      Civil, tax and labor claims --Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)   Subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The contingency amount rated by legal counsel as a probable loss reaches R$11,376 and is provisioned at June 30, 2011.

(c)    As of June 30, 2011, the Company and its subsidiaries were subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$107,796. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, as well as on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

The Company and its subsidiaries have judicially deposited the amount of R$81,443 (Company) and R$ 94,497 (consolidated) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at June 30, 2011 based on the assessment of its legal counsel, in which loss is possible, but not probable, in the approximate amount of R$283,592 based on the historical average of processes, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a piece of land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

(i)      Civil, tax and labor claims --Continued

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at June 30, 2011, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$18,054 (Company) and R$43,693 (consolidated) to meet these commitments.

The Company has obligations arising from commitments to suppliers for future delivery regarding the purchase of materials to be used in the construction process of units.

14. Obligations for purchase of land and advances from customers

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Obligations for purchase of land	135,482	126,093	409,536	370,482
Adjustment to present value	(4,282)	(15,905)	(10,797)	(16,796)
Advances from customers
Development and sales	52,690	18,086	207,838	158,145
Barter transaction – land	36,678	41,018	103,602	86,228

	220,568	169,292	710,179	598,059

Current portion	148,103	126,294	526,560	420,199
Non-current portion	72,465	42,998	183,619	177,860

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

14. Payables for purchase of land and advances from customers --Continued

The total amount of reversal of present value adjustment calculated based on the rate mentioned in Note 5(i) to the financial statements at December 31, 2010, recognized in costs of properties for sale in the period ended June 30, 2011 aggregates R$(191) in the Company R$(367) in the consolidated.

15. Equity

15.1   Capital

As of June 30, 2011, the Company's authorized and paid-in capital totaled R$2,730,789, represented by 432,137,739 registered common shares without par value, of which 599,486 were held in treasury.

In the period ended June 30, 2011 there was no change in common shares held in treasury.

Treasury shares - 06/30/2011
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	4,454	1,731

   (*)Market value calculated based on the closing share price at June 30, 2011 of R$ 7.43.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 13).

According to the Company’s articles of incorporation, capital may be increased without the need to make amendments to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.1   Capital --Continued

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADS’s.

On May 27, 2010, the increase in capital was approved in the amount of R$20,282 with the issuance of 9,797,792 shares, arising from the acquisition of Shertis’ shares (Note 1).

During the period ended June 30, 2011, the increase in capital by R$1,591, was approved, related to the stock option plan and the exercise of 622,364 common shares.

On April 29, 2011, the distribution of minimum mandatory dividends for 2010 in the amount of R$ 98,812 was approved.

The change in the number of outstanding shares was as follows:

Common shares – in thousands
December 31, 2010	430,915
Exercise of stock option	622

June 30, 2011	431,537
Treasury shares	600
Authorized shares at June 30, 2010	432,137

15.2   Allocation of net income for the year

Pursuant to the Company’s articles of incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

On March 21, 2007 the setting up of a statutory reserve became a requirement, pursuant to article 50 of the Company’s by-laws, restated on June 9, 2011. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill corporate objective.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans

 The expenses arising from the granting of stocks recorded for the quarter ended June 30, 2011 are as follows:

	06/30/2011	06/30/2010

Gafisa	6,310	3,718
Tenda	1,106	1,910
Alphaville	728	139
	8,144	5,767

(i)    Gafisa

Company Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended June 30, 2011.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees and executive officers in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissal and retirement. In such cases, the amounts advanced are returned to the plan beneficiaries, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, beneficiaries are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as a result of such modification is R$ 3,529, recognized as services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the ratio between return on Gafisa’s shares and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as a result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.08%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the ratio between the estimated volatility of Gafisa and that of Ibovespa.

On April 1, 2011, a stock option plan was launched by the Company, grating 1,435,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90% and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the ratio between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	Jun/2011		Dec/2010
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	8,787,331	12.66	10,245,394	12.18
Transfer of options of Tenda plans			2,338,380	4.39
Options granted	1,435,000	2.89	626,061	12.10
Options exercised (i)	(622,364)	1.69	(2,463,309)	8.30
Options exchanged			-	-
Options expired			-	-
Options forfeited	(3,492,148)	7.07	(1,959,195)	4.54

Options outstanding at the end of the year/period	6,107,819	9.68	8,787,331	11.97

Options exercisable at the end of the year/period	1,521,413	10.48	1,364,232	12.18

(i)      In the periods ended June 30, 2011 and December 31, 2010, the amount received in the consolidated through exercised options was R$4,089 and R$9,736, respectively.

(ii)     The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	06/30/011	12/31/2010

Exercise price per option at the end of the period	4.57-22.79	4.57-22.79

Weighted average exercise price at the option grant date	10.35	10.36

Weighted average market price per share at the grant date	10.03	10.10

Market price per share at the end of the period	7.43	12.04

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The options granted will confer on their holders the right to subscribe to the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at June 30, 2011 stood at 0.5% corresponding to earnings after dilution of R$0.0896 (R$0.0900 before dilution).

In the period ended June 30, 2011 the Company recognized the amounts of R$6,310 (Company), and R$8,144 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

Subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to maximum 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(ii)   Tenda--Continued

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(ii)   Tenda--Continued

In the period ended June 30, 2011 Tenda recorded stock option plan expenses amounting to R$1,106.

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda (Note 8), the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issuance. At June 30, 2011, the amount of R$13,097, related to the reserve for granting options of Tenda is recognized under the heading other accounts receivable in current accounts related to real estate ventures of Gafisa (Note 18).

(iii)  AUSA

Subsidiary AUSA has three stock option plans - the first one launched in 2007, which was approved on June 26, 2007 at the Annual Shareholders' Meeting and the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the ratio between the estimated volatility of Gafisa and that of Ibovespa.

On April 1, 2011, a stock option plan was launched by the Company, grating a total of 360 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the ratio between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

15. Equity  --Continued

15.3   Stock option plans --Continued

(iii)  AUSA--Continued

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	Jun/2011		Dec/2010
	Number of options	Weighted average exercise price – Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	1,932	8,012.12	1,557	6,469.28
Options granted	360	7,612.55	738	10,477.60
Options exercised	-	-	(46)	7,612.44
Options forfeited /sold	-	-	(317)	7,612.44
Options outstanding at the end of the year/period	2,292	8,012.12	1,932	8,012.12

The dilution percentage at June 30, 2011 stood at 0.0005%, corresponding to earnings per share after dilution of R$554.0470 (R$554.0497 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$728 in the period ended June 30, 2011.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

16. Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the period ended June 30, 2011 and 2010, is as follows:

	Consolidated
	06/30/2011	06/30/2010

Profit before income and social contribution taxes, and statutory interest	58,904	218,438
Income tax calculated at the applicable rate – 34%	(20,027)	(74,269)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	20,806	36,454
Tax losses carryforwards (utilized)	1	72
Stock option plan	(2,769)	(1,961)
Other permanent differences	(1,300)	(4,845)
Total current and deferred tax expenses	(3,290)	(44,549)

Tax expenses - current	(19,740)	(17,723)
Tax expenses – deferred	16,450	(26,826)

(ii)     Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax credits calculated on income and social contribution tax losses for prior years, which may be carried indefinitely, and which offset is limited to 30% of annual taxable profit, to the extent that it is probable that there will be taxable profit for offset of temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Supervisory Board.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

       Deferred income and social contribution taxes are from the following sources:

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Assets
Provisions for legal claims	32,429	29,567	46,600	43,715
Temporary differences – PIS and COFINS deferred	24,458	23,240	52,683	46,656
Temporary differences – CPC adjustment	38,831	35,221	57,698	45,926
Other provisions	15,738	25,799	24,597	31,954
Income and social contribution tax loss carryforwards	43,021	27,210	161,676	162,081
Tax credits from downstream acquisition	-	-	10,191	7,472
	154,477	141,037	353,445	337,804

Liabilities
Negative goodwill	90,101	90,101	90,101	90,101
Temporary differences	13,664	10,458	36,294	20,104
Differences between income taxed on cash basis and recorded on an accrual basis	70,266	65,453	269,045	314,204
	174,031	166,012	395,440	424,409

At June 30, 2011, the amount of R$27,138 in deferred income and social contribution taxes regarding the taxation of income between cash and accrual basis in the short term, calculated pursuant to the presumed income-based taxation system, is classified in the heading Tax Obligations.

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. Taxation will take place over an average period of four years as cash inflows arise and corresponding projects are concluded.

Gafisa has not recorded a deferred income tax asset on income and social contribution tax losses of its subsidiaries in the amount of R$9,508 at June 30, 2011, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income tax and social contribution loss carryforwards of the Company and its subsidiary Tenda is:

	Individual	Consolidated
2011	-	6,597
2012	-	16,785
2013	-	23,011
2014	7,937	31,282
2015	10,394	40,965
Other	24,690	43,036
Total	43,021	161,676

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operating strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up on the contractual conditions in relation to the conditions prevailing in the market. The result from these operations is consistent with the policies and strategies devised by Company management. Company and its subsidiaries operations are subject to the risk factors described below:

(i)  Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(i)  Risk considerations --Continued

a)    Credit risk --Continued

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of June 30, 2011, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to rates and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

At June 30, 2011, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from March to June 2017. The derivative contracts are as follows:

	BR Real	Percentage		Unearned gains (losses) from derivative instruments - net

	Face	Original
Swap agreements (Pre for CDI)	Value	Index	Swap	06/30/2011

Banco Votorantim S.A.	110,000	Fixed rate 12.3450%	100 CDI + 0.2801	(215)
Banco Votorantim S.A.	90,000	Fixed rate 12.1556%	100 CDI + 0.3100	(256)

	200,000			(471)

During the period ended June 30, 2011, R$ 471, which refers to net income of the interest swap transaction, was recognized in line “financial income” allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(i)  Risk considerations --Continued

Sensitivity analysis

The table below shows the sensitivity analysis of financial instruments.

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing

		Scenario
		I	II		III
Operation	Risk	Expected	Drop	High	Drop

Certificate of Bank Credit - CCB	High/drop in rate	195,158	203,090	197,696	205,962

c)    Interest rate risk

This arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of their financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended June 30, 2011	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	689,412	624,010	389,951	-	1,703,373
Debentures	153,788	1,289,265	446,762	-	1,889,815
Payables to venture partners	143,000	290,000	27,000	-	460,000
Suppliers	225,692	-	-	-	225,692
	1,211,892	2,203,275	863,713	-	4,278,880

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(i)  Considerations on risks --Continued

d)    Liquidity risk --Continued

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, whether directly or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the period ended June 30, 2011.

	Individual			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	2,560	-	-	106,711	-
Marketable securities	-	418,888	-	-	832,897	-

In the period ended June 30, 2011, there were no transfers between the levels 1 and 2 fair value valuation or transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable:

(i)  The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

(ii) The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(ii) Fair value of financial instruments

a)    Fair value measurement

See below the carrying amounts and fair values of financial assets and liabilities at June 30, 2011:

	Consolidated
		06/30/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	330,183	330,183	256,382	256,382
Marketable securities	832,897	832,897	944,766	944,766
Trade accounts receivable, net current portion	3,653,708	3,449,793	3,158,074	3,158,074
Trade accounts receivable, net non-current portion	2,171,302	2,171,302	2,113,414	2,113,414

Financial liabilities
Loans and financing	1,703,373	1,707,762	1,410,178	1,412,053
Debentures	1,889,815	1,900,199	1,879,931	1,890,299
Payables to venture partners	460,000	460,000	380,000	380,000
Suppliers	225,692	225,692	190,461	190,461

(iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support Company business and maximize value to shareholders.

The Company controls its capital structure by making adjustments to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures.

There were no changes in objectives, policies or procedures during the periods ended June 30, 2011 and 2010.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(iii)  Capital stock management--continued

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Loans and financing (Note 10)	1,104,185	897,003	1,703,373	1,410,178
Debentures (Note 11)	1,276,933	1,267,496	1,889,815	1,879,931
Payables to venture partners (Note 12)	345,000	300,000	460,000	380,000
(-) Cash and cash equivalents and marketable securities	(450,770)	(557,387)	(1,163,080)	(1,201,148)
Net debt	2,275,348	1,907,112	2,890,108	2,468,961
Equity	3,772,058	3,722,235	3,850,343	3,783,669
Equity and net debt	6,047,406	5,629,347	6,740,451	6,252,630

(iv) Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may result in material losses for the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

At June 30, 2011, the Company has the following financial instruments:

a)  Financial investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI’s)

b)  Loans and financing and debentures linked to the Referential Rate (TR)

c)  Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC).

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing.

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

17. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of June 30, 2011:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	39,492	(19,746)	19,746	(39,492)
Loans and financing	High/drop of CDI	(51,833)	25,916	(25,916)	51,833
Debentures	High/drop of CDI	(69,112)	34,556	(34,556)	69,112

Net effect of CDI variation		(81,453)	40,726	(40,726)	81,453

Loans and financing	High/drop of TR	(4,894)	2,447	(2,447)	4,894
Debentures	High/drop of TR	(4,011)	2,006	(2,006)	4,011

Net effect of TR variation		(8,905)	4,453	(4,453)	8,905

Loans and financing	High/drop of IPCA	(407)	204	(204)	407
Net effect of IPCA variation		(407)	204	(204)	407

Customers	High/drop of INCC	203,327	(101,663)	101,663	(203,327)
Inventory	High/drop of INCC	72,049	(36,025)	36,025	(72,049)

Net effect of INCC variation		275,376	(137,688)	137,688	(275,376)

As of December 31, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	41,219	(20,609)	20,609	(41,219)
Loans and financing	High/drop of CDI	(31,913)	15,956	(15,956)	31,913
Debentures	High/drop of CDI	(31,785)	15,892	(15,892)	31,785

Net effect of CDI variation		(22,479)	11,239	(11,239)	22,479

Loans and financing	High/drop of TR	(6,151)	3,076	(3,076)	6,151
Debentures	High/drop of TR	(10,177)	5,089	(5,089)	10,177

Net effect of TR variation		(16,328)	8,165	(8,165)	16,328

Loans and financing	High/drop of IPCA	(334)	167	(167)	334
Net effect of IPCA variation		(334)	167	(167)	334

Customers	High/drop of INCC	113,759	(56,880)	56,880	(113,759)
Inventory	High/drop of INCC	56,323	(28,161)	28,161	(56,323)

Net effect of INCC variation		170,082	(85,041)	85,041	(170,082)

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

18. Related parties

18.1   Balances with related parties

The transactions between the Company and its related parties are carried out under conditions and prices established between the parties.

Current account	Individual		Consolidated
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Condominium and consortium (c)	7,501	16,767	7,501	16,767

Purchase/sale of interest (a)	19,236	18,809	(33,221)	(26,318)

Current account – SPEs
Alphaville Urbanismo S.A. (consolidated)	-	-	14,823	8,111
Construtora Tenda (consolidated)	13,097	11,989	22,953	15,709
Gafisa SPE-91 Emp Imob Ltda.	9,483	13,422	13,674	13,422
Gafisa SPE-93 Emp Imob Ltda.	2,681	2,679	9	-
Gafisa SPE-94 Emp Imob Ltda.	3,098	3,096	15	-
Gafisa SPE-95 Emp Imob Ltda.	1,096	1,095	4	-
Gafisa SPE-96 Emp Imob Ltda.	1,659	1,657	(35)	-
Gafisa SPE-97 Emp Imob Ltda.	2,355	2,353	295	-
Gafisa SPE-98 Emp Imob Ltda.	2,248	2,246	3	-
Gafisa SPE-99 Emp Imob Ltda.	2,349	2,347	4	-
Gafisa SPE-103 Emp Imob Ltda.	2,455	2,453	9	-
Sítio Jatiúca SPE Empreend. Imob. Ltda.	2,902	3,346	8,534	8,579
Gafisa SPE-110 Empr Imob Ltda.	1,870	2,517	148	1
Gafisa SPE-112 Empr Imob Ltda.	5,633	7,282	628	1
Jardins da Barra Des. Imob.	4,891	4,891	125	-
Gafisa SPE 46 Empreend. Imob. Ltda.	(1,003)	(1,663)	3,454	3,894
Blue I SPE Empreend. Imob. Ltda.	(6,036)	725	286	86
Gafisa SPE-88 Emp Imob Ltda.	(25,081)	(4,014)	1,523	(112)
Gafisa SPE-89 Emp Imob Ltda.	(24,590)	(19,439)	320	(2)
Gafisa SPE-90 Emp Imob Ltda.	(6,323)	2,816	(84)	(129)
Gafisa SPE-84 Emp Imob Ltda.	(12,551)	(11,181)	503	318
Gafisa SPE-92 Emp Imob Ltda.	(11,584)	281	518	162
Gafisa SPE-106 Empr Imob Ltda.	(13,229)	7,317	(1,165)	-
Gafisa SPE-107 Empr Imob Ltda.	(8,144)	(1,439)	(1)	-
Gafisa SPE-111 Empr Imob Ltda.	(4,330)	767	327	166
Other, net	(35,448)	25,886	25,783	15,916
Total SPEs (d)	(92,502)	61,429	92,653	66,122

Third party’s works (b)	15,021	18,624	15,021	18,625

Grand total (d)	(50,744)	115,629	81,954	75,196

(a)     The balance of purchase and sale of units of interest is mainly composed of the following: (i) transfer of units of interest from subsidiary Cotia to Tenda, on June 29, 2009, when the Private Instrument for Assignment and Transfer of Units of Interest and Other Covenants was entered into, in which Gafisa assigns and transfers to Tenda 41,341,895 units of interest of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 payable through to March 2013, plus interest and monetary adjustment; and (ii) the purchase of 70% interest in subsidiary Cipesa (Note 8) for R$25,000.

(b)     Refers to operations in third-party’s works.

(c)     Refers to transactions between the consortium leader and partners and condominiums.

(d)     The nature of the operations with related parties is described in Note 7.

According to Note 7, in the period ended June 30, 2011 the recognized financial income from interest on loans amounted to R$2,539 in the Company (2010 – R$1,682).

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

18. Related parties --Continued

18.2   Transactions with related parties --Continued

The information regarding management transactions and compensation is described in Note 22.

18.3   Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except for certain specific cases in which the Company provides guarantees for its partners. At June 30, 2011 the guarantees provided for partners amounted to R$1,543,494.

19. Gross Profit

	Individual		Consolidated
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Gross operating revenue
Real estate development, sale and barter transactions	622,348	766,070	1,682,663	1,742,212
Land subdivision	-	-	290,105	179,056
Construction services	21,857	18,665	27,403	21,469
Taxes on services and revenues	644,205	784,735	2,000,171	1,942,767
Net operating revenue	(68,103)	(45,338)	(158,471)	(107,710)
Construction services	576,102	739,397	1,841,700	1,835,027

Operating cost
Real estate development and sale and barter transactions	(503,744)	(560,767)	(1,299,987)	(1,212,780)
Land subdivision	-	-	(138,025)	(90,099)
Operating cost	(503,744)	(560,767)	(1,438,012)	(1,302,879)

Gross profit	72,358	178,630	403,688	532,148

20. Administrative expenses

	Individual		Consolidated
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Employee and management profit sharing	-	(6,800)	(4,483)	(12,579)
Stock option plan expenses	(6,310)	(3,719)	(8,144)	(5,767)
Other administrative expenses	(38,921)	(35,449)	(104,069)	(94,197)
	(45,231)	(45,968)	(116,696)	(112,543)

21. Financial income

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

	Individual		Consolidated
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Income from financial investments	17,122	42,742	29,264	50,832
Financial income on loan	2,539	1,682	2,797	1,682
Other interest income	955	286	1,498	2,317
Other financial income	213	709	12,802	10,027
Financial income	20,829	45,419	46,361	64,858

Interest on funding, net of capitalization	(53,989)	(70,598)	(64,474)	(97,600)
Amortization of debenture cost	(145)	(872)	(239)	(1,873)
Payables to venture partners	-	-	(16,929)	(13,348)
Banking expenses	(908)	(2,472)	(10,074)	(6,089)
Other financial expenses	(7,291)	1,050	(14,509)	(6,475)
Financial expenses	(62,333)	(72,892)	(106,225)	(125,385)

Net balance	(41,504)	(27,473)	(59,864)	(60,527)

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

22. Transactions with management and employees

(i)    Management compensation

       The amounts recorded in general and administrative expenses in the periods ended June 30, 2011 related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Supervisory Board	Statutory Board	Total

Number of members	7	3	6	16
Annual fixed compensation (in R$)	576	68	1,581	2,225
Salary / Fees	576	68	1,474	2,118
Direct and indirect benefits	-	-	107	107
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	96	11	264	371
Total compensation	576	68	1,581	2,225

The annual aggregate amount to be distributed among the Company’s key management personnel for 2011, as fixed and variable compensation is R$ 12,345 according to the Annual Shareholders’ Meeting held on April 29, 2011.

(ii)   Profit sharing The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of June 30, 2011, the Company recorded a provision for profit sharing amounting to R$4,483 under the heading general and administrative expenses.

(iii)  Commercial operations

At June 30, 2011, total contracted sales from units sold to management is approximately R$9,500 and total balance receivable is approximately R$9,800.

23. Insurance

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the review of interim information. Accordingly, they were not audited by our independent accountants.

The chart below shows coverage by insurance policy and respective amounts at June 30, 2011:

Insurance type	Coverage in thousands of R$
Engineering risks and construction completion guarantee	2,575,497
Umbrella insurance	729,981
Directors & Officers liability insurance	78,055
3,383,533

24. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the period ended June 30, 2011, 0.53% of dilutive potential shares was not considered.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

24. Earnings per share --Continued

The following table shows the calculation of basic and diluted earnings per share.

	6/30/2011	6/30/2010

Basic numerator
Proposed dividends	-	-
Undistributed earnings	38,818	162,087
Undistributed earnings, available for the holders of common shares	38,818	162,087

Basic denominator (in thousands of shares)
Weighted average number of shares	431,283	394,308

Basic earnings per share – R$	0.0900	0.4111

Diluted numerator
Proposed dividends	-	-
Undistributed earnings	38,818	162,087

Undistributed earnings, available for the holders of common shares	38,818	162,087

Diluted denominator (in thousands of shares)
Weighted average number of shares	431,283	394,308
Stock options	2,040	2,518

Weighted average number of shares	433,323	396,826

Diluted earnings per share –R$	0.0896	0.4085

25. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, Fit Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

25. Segment information --Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

Interim information per segment is as follows

	Gafisa S.A. (i)	Tenda	AUSA	Total 2011
Net operating revenue	956,526	614,745	270,429	1,841,700
Operating costs	(804,489)	(495,498)	(138,025)	(1,438,012)

Gross profit	152,037	119,247	132,404	403,688

Gross margin - %	15.9%	19.4%	49.0%	21.9%

Depreciation and amortization	(25,011)	(9,359)	(749)	(35,119)
Financial expenses	(87,429)	(2,094)	(16,702)	(106,225)
Financial income	28,024	12,543	5,794	46,361
Tax expenses	(5,554)	7,978	(5,714)	(3,290)

Net income for the year	(53,196)	28,022	63,992	38,818

Customers (short and long term)	3,240,996	2,164,408	419,606	5,825,010
Inventories (short and long term)	1,384,961	734,778	215,202	2,334,751
Other assets	1,314,261	736,707	181,465	2,232,433

Total assets	5,940,218	3,635,893	816,083	10,392,194

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

25. Segment information --Continued

	Gafisa S.A. (i)	Tenda	AUSA	Total 2010

Net operating revenue	1,084,990	580,171	169,866	1,835,027
Operating cost	(804,695)	(408,085)	(90,099)	(1,302,879)

Net operating profit	280,295	172,086	79,767	532,148

Gross margin - %	25.8%	29.7%	47.0%	29.,0%

Depreciation and amortization	(10,964)	(7,639)	(415)	(19,019)
Financial expenses	(91,276)	(24,124)	(9,985)	(125,385)
Financial income	54,169	7,859	2,830	64,858
Tax expenses	(31,930)	(7,269)	(5,350)	(44,549)

Net income for the year	162,087	35,197	22,776	220,061

Customers (short and long term)	2,696,204	1,523,603	290,431	4,510,238
Inventories (short and long term)	1,176,549	555,062	158,808	1,890,419
Other assets	1,975,784	718,413	152,640	2,768,022

Total assets	5,769,722	2,797,078	601,879	9,168,679

(i)      Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Outlook

Outlook 2011 vs. Actual

In 1H11 Gafisa achieved 36% of the mid-range of launch guidance provides for the full year of between R$ 5.0 billion and R$ 5.6 billion.

With regard to profitability, the 14.0% EBITDA margin reached in 1H11 came in 100 bps lower than the mid-range of our expectations for the first half guidance range of between 13% and 17%, mainly due to higher than expected costs coming from the outsourced projects recently completed under the Tenda brand and expected to be completed in the short term and also some discounts over Gafisa finished inventory units. Due to this fact, and also assuming a more conservative approach (focusing on long term profitability) we decided to reduce the full year EBITDA margin guidance range by 200 bps, from 18%-22% to 16%-20%. Reflecting the same adjustment in 2H11 guidance, the range for the period is being decreased from 20%-24% to 18%-22%.

These changes do not impact our expectations for positive operating cash flow in 2H11 that should bring the Net Debt/Equity ratio down to below 60% at the end of the year.

Considering the above-mentioned plan, current guidance figures for 2011 are as follows:

Launches		Guidance
(R$ million)		2011	1H11%
Gafisa	Min.	5,000		38%
(consolidated)	Average	5,300	1,893	36%
	Max.	5,600		34%

EBITDA Margin (%)		Guidance	1H11%		Guidance
		1H11			2011
Gafisa	Min.	13.0%		100 bps	16.0%
(consolidated)	Average	15.0%	14.0%	-100 bps	18.0%
	Max.	17.0%		-300 bps	20.0%

Net Debt/Equity (%) -		Guidance
EoP		2011	1H11%
Gafisa	Max.	< 60.0%	75.1%	1510 bps

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Other relevant information

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

06/30/2011

As of June 30, 2011, there is no shareholder holding more than 5% of the voting capital.

	06/30/2011

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	431,538,253	99.86%

Total shares	432,137,739	100.00%

30/06/2010

		06/30/2011

		Common shares

Shareholder	Country	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	30,092,224	7.01%

Treasury shares		599,486	0.14%

Other		398,656,534	92.85%

Total shares		429,348,244	100.00%

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Other relevant information

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	06/30/2011

	Common shares

	Shares	%

Shareholders holding effective controlo f the Company	-	0.00%
Board of Directors	2,362,099	0.55%
Executive directors	387,974	0.09%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	2,750,073	0.64%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	431,538,253	99.86%

Total shares	432,137,739	100.00%

	30/06/2010

	Common shares

	Shares	%

Shareholders holding effective control of the Company	30,092,224	7.01%
Board of Directors	169,488	0.04%
Executive directors	3,039,262	0.71%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	33,300,974	7.76%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	428,748,758	99.86%

Total shares	429,348,244	100.00%

(*) Excludes shares of effective control, management, board and in treasury

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Reports and Statements / Management Statement of Quarterly Information

Management Statement of Quarterly Information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended June 30, 2011; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended June 30, 2011

Sao Paulo, August 11th, 2011

GAFISA S.A.

Management

(A free translation of the original in Portuguese)

Quarterly information - 06/30/2011 – Gafisa S.A.

Reports and Statements / Management Statement on the Review Report

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended June 30, 2011; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended June 30, 2011

Sao Paulo, August 11th, 2011

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer